Registration Number. 333-114867

Rule 424(b)(3)
Supplement Dated March 29, 2005
to Prospectus Dated July 23, 2004

REGEN BIOLOGICS, INC.

ANNUAL REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      The MD&A should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and notes thereto appearing in Item 8 of this report and the subsection captioned “Forward-Looking Statements” below. Historical results set forth in Selected Financial Information and the Financial Statements included in Item 6 and Item 8 and this section should not be taken as indicative of our future operations.

      This Annual Report on Form 10-K, including our documents incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents which we subsequently file with the SEC and are incorporated herein by reference will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” In particular, the risk factors included or incorporated by reference in our Annual Report on Form 10-K describe forward-looking information. The risk factors are not all inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, this Annual Report on Form 10-K may also describe forward-looking information.

Overview

      We were incorporated as APACHE Medical Systems, Inc. (“APACHE”) on September 1, 1987. APACHE was a provider of clinically based decision support information systems and consulting services to the healthcare industry offering a comprehensive line of outcomes-based products and services, encompassing software, hardware, and related consulting and disease management information services. The Company sold or discontinued all APACHE business and changed its name to Aros Corporation in 2001. In connection with the acquisition discussed below, as of November 12, 2002, Aros Corporation changed its name to ReGen Biologics, Inc. and began trading under the new ticker symbol RGBI, effective November 20, 2002.

      On June 21, 2002 ReGen acquired RBio, Inc. (“RBio” or the “Subsidiary”), formerly named ReGen Biologics, Inc., a privately held tissue engineering company that designs, develops, manufactures and markets minimally invasive human implants and medical devices for the repair and regeneration of damaged human tissue. The merger included all of RBio’s business and operating activities and employees. The Company continues RBio’s business out of RBio’s current headquarters in Franklin Lakes, New Jersey. RBio’s business comprises substantially all of the business conducted by ReGen accordingly, discussions of the Company’s business are, in effect, a discussion of RBio’s operations.

      Our current principal product offerings are the CMI and the SharpShooter. The purpose of the CMI is to facilitate growth of new tissue otherwise lost in partial meniscectomy procedures and to assist patients in regaining activity, while forestalling or minimizing degenerative joint disease. The SharpShooter is a surgical tool that was initially designed for use with the CMI.

      The Company will continue pursuing additional permanent equity capital in order to support ongoing operations at least until the date it receives FDA approval for the CMI and is able to market the CMI in the United States. While the Company has been successful in the past in obtaining the necessary capital to support its operations, there is no guarantee that the Company will be able to obtain additional equity capital under commercially reasonable terms and conditions, or at all. Based upon current cash reserves, and planned spending rates, including expected costs associated with development of a European distribution network, management believes the Company has adequate cash on hand to support ongoing operations through the first quarter of 2006. The Company plans to raise additional capital in 2005. If obtained, the expected financing would allow the Company to support ongoing operations beyond the first quarter of 2006, including continuation of its marketing and distribution activities Europe; to further develop the Company’s tissue growth technology for other orthopedic applications; and to satisfy expenses associated with the preparation for and, if approved, launch of the CMI in the U.S.

      The Company is considered a development stage enterprise. Management believes that the Company will emerge from the development stage when the CMI product is available for sale in the U.S. or the Company begins to earn significant revenue from its principal operations.

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      We have identified below some of our more significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements. For further discussion of our accounting policies see Note 3 “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements.

Revenue Recognition

      We recognize revenue in accordance with the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the seller’s price to the buyer is fixed or determinable; and (4) collection of such revenue is reasonably assured. The Company generally recognizes revenue from product sales upon the shipment of such products to its distributors. Title of product passes to the customers FOB origin.

      The Company receives royalties from its licensees. Royalties are generally due under the license agreements when the licensee sells the product to a third party. The Company recognizes royalty revenue when amounts are determinable and the Company has fulfilled its obligations under the applicable agreement.

      License fees represent payments received from distributors for licenses to sell the Company’s products in various geographic areas. These fees are recognized as other income when all performance criteria in the underlying agreement have been met. Generally, license fees for existing license arrangements are not recurring.

Inventory Valuation

      Inventory is valued at the lower of cost or market. Market is based on current sales of product to existing customers reduced by an estimate of cost to dispose. At December 31, 2004, 12% of our inventory was carried at market. Work in process is calculated by estimating the number of units that will be successfully converted to finished goods, based upon a build-up in the stage of completion using estimated labor inputs for each stage, and historical yields reduced by estimated usage for quality control testing and for research and development.

      Certain components of inventory have limited shelf lives. The Company’s inventory control policies include procedures to identify, evaluate, segregate and dispose of any nonconforming inventory, including materials or components that have passed specified expiration dates. Nonconforming inventory may be either scrapped for immediate disposal or used in research and development.

      During 2001 and 2002, the Company shipped certain components of the SharpShooter that were later identified to have the potential to become non-sterile. The Company instituted a recall of such product components during 2002. Ultimately, in the fourth quarter of 2002 the Company agreed to take title of the returned product rather than issuing a credit to the customer. The Company received and included in inventory the reworked product at a net carrying amount equal to the original carrying amount of the returned inventory less a reserve representing the estimated cost to rework the product. Costs incurred and paid to rework the returned inventory were included in inventory to the extent of the original carrying amount. The Company received the termination letter from the FDA closing the recall on July 3, 2003. No additional costs are anticipated by the Company. With the exception of the returns associated with the product recall described above, the Company’s history of product returns has been insignificant.

Research and Development Costs

      Research and development costs are expensed as incurred. We will continue to incur research and development costs as we continue our product development activities and pursue regulatory approval to market our products. Research and development costs have, and will continue to include expenses for internal development, personnel, clinical trials, regulatory compliance and filings, validation of processes, start up costs to establish commercial manufacturing capabilities and related facilities, supplies and other expenses.

Stock Based Compensation

      The Company has accounted for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No expense is recognized for options issued to employees where the exercise price is equal to or greater than the market value of the underlying security. Expense is recognized in the financial statements for options issued to employees where the option price is below the fair value of the underlying security, for options issued to non-employees and for options and warrants issued in connection with financing and equity transactions (collectively referred to as “compensatory options”). Expense recognized for non-employee options and for warrants issued in connection with equity transactions is measured based on management’s estimate of fair value and recognized on an accelerated basis over the respective vesting period. Fair value is calculated using the Black-Scholes method with the following assumptions at the date of measurement: risk-free interest rate, dividend yield, expected lives and expected volatility. For periods prior to the merger of the Company with the Subsidiary, expense associated with compensatory options and warrants has been measured based on management’s estimate of the fair value of the underlying security (which in turn is based on management’s estimate of the fair value of the Subsidiary).

Income Taxes

      The Company had a net operating loss carryforward at December 31, 2004 of approximately $45.8 million and a research and development tax credit of approximately $410,000. The federal and state net operating loss carryforwards will begin to expire in 2005, if not utilized. The federal and state research and development credit carryforwards will begin to expire in 2006, if not utilized. The utilization of net operating loss carryforwards may be limited due to changes in the ownership of the Company, and the effect of the reverse merger and recapitalization completed on June 21, 2002. Based on management’s evaluation of all positive and negative evidence, we have concluded that it is more likely than not that deferred tax assets resulting from future deductible amounts will not be realized. Accordingly, we have established a full valuation allowance for the net deferred tax assets.

RESULTS OF OPERATIONS

      REVENUE. The Company’s revenue for 2004 was $504,000 compared with $293,000 for 2003 and $781,000 for 2002, an increase of approximately $211,000 or 72% for 2004 compared to a decrease of approximately $488,000 or 62% for 2003. Revenue variances result from varying levels of product sales to our distributors and related royalties, which generally are due under the license agreements when our distributor sells the product to a third party.

      CMI sales approximated $165,000 for 2004 compared with $68,000 for 2003 and $254,000 for 2002. The 2004 increase of $97,000 or 143% and the 2003 decrease of $186,000 or 73%, result from variances in the number of CMI units ordered by and therefore shipped during each year to the Centerpulse unit of

Zimmer, ReGen’s distributor of the CMI outside of the U.S. Unit shipments of the CMI during 2004 were 326 compared with 139 units shipped in 2003 and 547 units shipped in 2002, representing an increase of 187 units, or 135% for 2004 and a decrease of 408 units or 75% for 2003. Historically, shipments of the CMI, and therefore revenue to the Company, have been inconsistent for a number of reasons, including the supply requirements of our distributor and its anticipated rate of sales. Effective April 17, 2004, we elected to convert our distribution agreement with Centerpulse to non-exclusive. On February 15, 2005, the Company received notice from Centerpulse of its intent to terminate effective August 11, 2005, its non-exclusive right to distribute the CMI. In March 2005, the Company formed ReGen Biologics AG, as a subsidiary in Appenzell, Switzerland, to conduct its marketing and distribution activities in Europe.

      SharpShooter sales in 2004 approximated $296,000 compared with $194,000 in 2003 and $470,000 in 2002. The 2004 increase of $102,000 or 53% and the 2003 decrease of $276,000 or 59%, result from variances in the number of SharpShooter product components ordered by and therefore shipped during each year to Linvatec Corporation (Linvatec), ReGen’s primary distributor for the SharpShooter. SharpShooter sales to Linvatec Corporation approximated 84% of total 2004 SharpShooter sales compared with 31% and 87% of total SharpShooter sales for 2003 and 2002, respectively.

      Royalties received from Linvatec in 2004 approximated $43,000 compared with $31,000 in 2003 and $44,000 in 2002, an increase of $12,000 or 39% for 2004 compared with a decrease of $13,000 or 30% for 2003.

      In March and April 2003, Conmed Corporation (“Conmed”), the parent company of Linvatec announced that it had completed the acquisition of Bionx Implants, Inc. (“Bionx”) and that it would be integrating the sale of the Bionx products with its orthopedic subsidiary, Linvatec. As part of this integration, Conmed announced that it would be reorganizing its 90 direct orthopedic sales representatives into 18 exclusive sales agent groups that would eventually manage 230 sales professionals in the U.S. While shipments of the SharpShooter products have been historically inconsistent, we believe that these corporate and operating organizational matters have affected activities at Linvatec, such that 2003 orders of our products were negatively impacted. Although Linvatec’s sales of the SharpShooter increased during 2004, sales and related royalties for the year remained lower than pre-2003 levels. We will continue to closely monitor the sales performance of Linvatec over the course of the next several months.

      COST OF GOODS SOLD. Cost of goods sold approximated $371,000 for 2004 compared with $349,000 for 2003 and $1,039,000 for 2002. The 2004 increase of $22,000, or 6%, and the 2003 decrease of $690,000, or 66%, directly correlate to the sales variances in each of those years, particularly sales of CMI, which have a higher relative per unit cost. CMI costs approximated $155,000 for 2004 compared with $89,000 for 2003 and $369,000 for 2002. SharpShooter costs approximated $216,000 for 2004 compared with $260,000 for 2003 and $538,000 for 2002. Costs associated with warranty claims approximated $120,000 in 2002, including $72,000 associated with the SharpShooter recall and $48,000 associated with contaminated CMI that were destroyed. The percentage of inventory valued at below the Company’s cost at December 31, 2004, and 2003, was 12% and 8%, respectively. Due to a high degree of fixed costs in the production process, the early stage of market acceptance for its products, and the variability of commercial production volumes between periods, sales and commercial production volumes in a given period may not be adequate to provide for per unit costs that are lower than the current market price for some of the Company’s products. We do not consider the positive gross margin achieved in 2004 to be indicative of a future trend.

      RESEARCH AND DEVELOPMENT. Research and development expenses for 2004 approximated $3.7 million compared with $2.7 million for 2003 and $2.2 million for 2002. Significant factors contributing to the 2004 increase of $1 million, or 37% include (i) approximately $133,000 increase in employee compensation related to new hires and planned wage increases for existing employees, (ii) increased development costs approximating $518,000, primarily for consulting services in connection with the PMA submission for the CMI and new development projects and (iii) an approximate increase of $336,000 for patent fees for existing and new registrations and legal fees associated with patent and other intellectual property services. The 2003 increase of $500,000, or 23%, resulted from a higher proportion of CMI units produced for development and quality control purposes versus those produced for commercial resale during 2003 as compared to 2002. The relative proportion of development production versus commercial production of the CMI was not a significant factor contributing to the 2004 increase in research and development costs. In July 2004 the Company submitted to the FDA the manufacturing module, the first of three PMA modules, for the CMI. By December 31, 2005 the Company expects to complete its PMA submission to the FDA with submission of the clinical module, the third and final module of the PMA. Consequently, the Company expects to incur increased development cost in connection with the PMA submission during 2005.

      BUSINESS DEVELOPMENT, GENERAL AND ADMINISTRATIVE. Business development, general and administrative expenses approximated $3 million for 2004 compared with $2.5 million for 2003 and $2.1 million in 2002, an increase of $500,000, or 20%, for 2004 and $350,000, or 17%, for 2003. Significant factors contributing to the 2004 increase include (i) an approximate $406,000 increase in professional fees, principally for legal and accounting services, and printing costs, all of which relate to the registration statement on Form S-1 filed with the SEC in 2004 and other public filings, (ii) an approximate $160,000 increase in employee compensation, (iii) an approximate $109,000 increase in investor relations and (iv) a decrease of approximately $158,000 for costs incurred in 2003 related to exploring alternative financing. Significant factors contributing to the 2003 increase include (i) approximately $158,000 for costs incurred in 2003 related to exploring alternative financing, (ii) an increase of approximately $90,000 in insurance premiums for directors and officers, general liability, and workers’ compensation coverage, and (iii) a net increase of approximately $100,000 for employee compensation. Management expects that business development, general and administrative costs will continue to increase through 2005. In particular, the Company expects to incur additional costs during 2005 related to (i) professional fees for legal and accounting services in connection with preparing for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, (ii) consulting fees, new employees, education, promotional activities, and related costs in connection with development of marketing and distribution capabilities for the CMI both in the U.S. and in Europe.

      COMPENSATION EXPENSE ASSOCIATED WITH STOCK OPTIONS AND WARRANTS. Compensation expense associated with stock options and warrants for 2004 approximated $242,000, compared to $367,000 for 2003 and $3.3 million for 2002. The 2004 costs decreased by $125,000 or 34% because fewer options and warrants which under the Company’s accounting policy for stock based compensation required recognition of compensation expense in the Statement of Operations, were granted in 2004 compared to 2003. The 2002 expense includes the impact of the accelerated vesting of all outstanding stock options of the Subsidiary at the time of the reverse merger and recapitalization. Stock-based compensation expense for employees and non-employees was $217,000 and $25,000, respectively, for 2004, compared to $358,000 and $9,000, respectively, for 2003.

      NON-OPERATING INCOME (EXPENSE). Non-operating income (expense) consists of interest and other income, rental income, rental expense, interest expense and license fees. For 2002, this category also included merger costs of $515,000. Interest and other income approximated $138,000 in 2004 compared with $23,000 for 2003 and $66,000 for 2002. The 2004 increase of $115,000, related primarily to increased interest income on higher balances of cash and cash equivalents during 2004, while the 2003 decrease related primarily to amounts received in 2002 in connection with a previously discontinued product line. Net rental income (expense), which is sub-lease rental revenue less rent and operating expenses, related to the sub-leased portion of the Company’s Redwood City, CA facility, approximated $3,000 for 2004 compared with $103,000 for 2003 and $195,000 for 2002. The decreases resulted from reduced sub-lease rent pursuant to amendments to the sub-lease agreement, which became effective June 1, 2003, and also provided for an abatement approximating $27,000 to offset rental revenue. Interest expense for 2004 approximated $137,000 compared with $275,000 for 2003 and $1.8 million for 2002. The 2004 decrease related to an adjustment for compound interest made in 2003, while the 2003 decrease related to conversion of bridge loan financing to equity in the second quarter of 2002.

QUARTERLY RESULTS — UNAUDITED

      The following table sets forth certain unaudited quarterly financial data for fiscal 2004 and 2003. This unaudited information has been prepared on the same basis as the audited information included elsewhere in this annual report and includes all adjustments necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period:

	Fiscal Year 2004				Fiscal Year 2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	(In thousands, except per share data)
Revenue	$107	$159	$202	$36	$182	$29	$69	$13

Expenses:
Cost of goods sold	59	122	169	21	271	25	52	1
Research and development	785	919	861	1,091	438	765	660	812
Business development, general and administrative	807	813	673	727	556	695	498	734
Compensation expense associated with stock options and warrants	119	38	42	43	—	1	35	331

Total expenses	1,770	1,892	1,745	1,882	1,265	1,486	1,245	1,878

Operating Loss	(1,663)	(1,733)	(1,543)	(1,846)	(1,083)	(1,457)	(1,176)	(1,865)
Interest and other income	9	30	46	53	5	2	1	15
Rental income	79	83	87	83	131	107	60	83
Rental expense	(78)	(83)	(86)	(82)	(81)	(77)	(59)	(61)
Interest expense	(29)	(31)	(35)	(42)	(36)	(27)	(29)	(183)

Net loss	$(1,682)	$(1,734)	$(1,531)	$(1,834)	$(1,064)	$(1,452)	$(1,203)	$(2,011)

Deemed dividend to Series C Preferred Stockholders upon issuance of Series C Preferred Stock with a beneficial conversion and amortization of related issuance costs	(52)	(444)	(84)	(182)	—	—	(4,292)	(51)

Net loss attributable to common stockholders	$(1,734)	$(2,178)	$(1,615)	$(2,016)	$(1,064)	$(1,452)	$(5,495)	$(2,062)

Basic and diluted net loss per share attributable to common stockholders	$(0.06)	$(0.05)	$(0.03)	$(0.04)	$(0.04)	$(0.05)	$(0.19)	$(0.07)

Weighted average number of shares used for calculation of net loss per share	29,322	41,003	48,499	50,762	29,071	29,071	29,071	29,243

LIQUIDITY AND CAPITAL RESOURCES

      On April 19, 2004, the Company completed a private placement for 12,074,595 shares of restricted common stock at a price per share of $0.85 (the April Financing), resulting in proceeds net of issuance costs of approximately $9.9 million, which the Company deposited into its money market account. The common stock sold in the private placement was subject to lock-up provisions for a period of 150 days after the completion of the private placement.

      Cash and cash equivalents approximated $12.2 million as of December 31, 2004, compared with approximately $8.3 million as of December 31, 2003. The increase in cash and cash equivalents is primarily the net effect of cash used to support the normal operations of ReGen offset by net proceeds of $9.9 million from the April Financing.

      Cash used in operating activities in 2004 increased approximately $1.4 million from $4.7 million in 2003. The 2004 cash used resulted from the net loss of approximately $6.8 million, adjusted to account for a decrease in accounts receivables, inventory and other assets of approximately $170,000 and a net increase in accounts payable, accrued expenses and other liabilities of $68,000, together with non-cash items including depreciation, compensation and interest expense totaling $431,000.

      ReGen’s 2004 operations were funded by cash provided by financing activities. During 2004 ReGen’s financing activities provided proceeds of approximately $10 million, including approximately $59,000 in proceeds from the exercise of common stock warrants, $80,000 in proceeds from the exercise of common stock options and $9.9 million in net proceeds from the April Financing, offset by $6,000 repayment of capital lease obligations. During 2004 ReGen purchased $28,000 of property and equipment including $9,000 pursuant to new financing leases accounted for as a capital leases.

      Through December 31, 2004, the Company has incurred cumulative net operating losses of approximately $54.3 million and used approximately $42.3 million in cash for operating activities. Management anticipates that the Company will continue to incur net losses at least until FDA approval is received and the Company is able to market the CMI product in the U.S. Management anticipates that additional funds will be required to satisfy expenses associated with the preparations for and, if approved, marketing and distribution of the CMI in the U.S., as well as continued product development. Such additional funds may be obtained in the form of debt financing, equity financing, or both. While the Company has been successful in the past in obtaining the necessary capital to support its operations, there is no guarantee that the Company will be able to obtain additional equity capital under commercially reasonable terms and conditions, or at all. Based upon current cash reserves, current spending rates, and expected costs associated with development of a distribution network in Europe, management believes the Company has adequate cash on hand to support ongoing operations through the first quarter of 2006. The Company anticipates that additional equity capital will be required to support ongoing operations, including continuation of its marketing and distribution activities in Europe, beyond the first quarter of 2006; to further develop the Company’s tissue growth technology for other orthopedic applications; and to satisfy expenses associated with the preparation for and, if approved, launch of the CMI in the U.S.

      The Company continues to sponsor a defined benefit pension plan for certain former employees of a former subsidiary. This pension plan was frozen and closed to new participants in October of 1997. Pension expense for 2004, 2003 and 2002 is comprised principally of interest on the accrued pension liability. At December 31, 2004, the pension plan had an unfunded liability of approximately $163,000. In December of 2004, the Company elected to terminate this pension plan effective March 31, 2005. Upon termination, the Company expects to make a cash contribution from its existing cash resources to fully fund all benefits. The amount of the cash contribution, which the Company expects to approximate the accrued pension liability of $163,000 at December 31, 2004, will be determined on the date of termination and is dependent upon the actual performance of the plan assets through the termination date. At the termination date, the Company will be required to recognize as expense, the minimum pension liability component of accumulated other comprehensive income which approximated $58,000 at December 31, 2004.

      We have obtained debt financing from Centerpulse, a shareholder, pursuant to two Credit Agreements. As of December 31, 2004, we owed approximately $7.1 million under these credit facilities. The Credit Agreements provide that the debt will mature on the earlier of 36 months from the date we receive FDA approval for the CMI or December 31, 2009. On the due date, we may, at our option and subject to certain conditions, require any unpaid debt to be converted to equity at a price per share equal to 75% of the then current market price of our stock. Pursuant to the terms of the agreement between the Company and Centerpulse, the Company’s debt obligations pursuant to the Credit Agreements were not accelerated when the Company elected to exercise its contractual right to convert the distribution right in the Distributorship Agreement to a non-exclusive right, nor will they be accelerated upon the termination of the Distributorship Agreement. Accrued interest under these credit facilities is due upon maturity of the underlying principal. As of December 31, 2004, accrued interest on the credit facilities was approximately $1.1 million. The weighted average interest rate on the credit facilities was 1.92% and 1.90% for the years ended December 31, 2004 and 2003, respectively.

      On September 23, 2003, ReGen completed the private placement of approximately 17,112,702 shares of Series C preferred stock (the “Series C Stock”) and on September 30, 2003 we completed the private placement of approximately 5,133,451 shares of the Series C Stock, resulting in proceeds, net of issuance costs including cash and non-cash consideration, of approximately $9.4 million. At the option of the holder, the Series C Stock is convertible into common stock on a one-for-one basis, subject to adjustment for stock splits and similar adjustments of the Series C Stock, and will automatically convert into common stock concurrent with the closing of a firm commitment underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $10 million in gross proceeds at a valuation of at least $50 million. The holders of Series C Stock each have one vote for each full share of common stock into which their shares of preferred stock are convertible on the record date for the vote.

      The Series C Stock was issued with a beneficial conversion option. The value attributable to the beneficial conversion option of $4.3 million was recognized and measured by allocating a portion of the proceeds equal to the intrinsic value to additional paid-in capital. The intrinsic value was calculated as the difference between the conversion price and the fair value of the underlying common stock at the issuance date and multiplied by the number of shares into which the Series C Stock is convertible. Series C Stock was convertible at the issuance date and as such the total value of the beneficial conversion option was accreted immediately through a charge to retained earnings.

      In connection with the Series C Stock financing, ReGen issued to the purchasers of the Series C Stock warrants to purchase an aggregate of up to 2,079,965 shares of its Common Stock. The purchasers of the Series C Stock did not pay any additional consideration for the warrants. The warrants have a term of five years subject to a subsequent equity financing and an exercise price of $0.4481. The number of warrants, if any, that become exercisable is dependent upon the price per share of any subsequent equity financing occurring within eighteen months of the warrant issue date. In order for the warrants to become exercisable, there must be a subsequent equity financing at a price equal to or greater than $0.25 and less than $0.4881 per share. All of the warrants become exercisable if the subsequent equity financing price per share is greater than $0.25 and less than $0.40 and 50% of the warrants become exercisable if the subsequent equity financing price per share is equal to or greater than $0.40 but less than $0.4481. The warrants expire if a triggering event does not occur prior to 18 months from the warrant issuance date. A value of approximately $969,000 has been assigned to these warrants as of the closing dates of the Series C Stock, using the Black-Scholes valuation model, and assuming they become fully exercisable within the prescribed 18 month time frame. The values of these warrants are being carried in additional paid-in capital and as a reduction to the Series C Stock.

      The holders of Series C Stock are entitled to non-cumulative dividends if and when such dividends are declared by the Board of Directors. No dividends have been declared to date. In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C Stock are entitled to receive a liquidation preference. The liquidation preference per share is equal to the purchase price of Series C Stock, plus any declared but unpaid dividends and subject to adjustment for stock splits and similar adjustments.

      Beginning in September 2010, the Series C Stock shall be subject to redemption at the option of not less than a majority of the holders of the Series C Stock at a per share redemption price equal to the liquidation value of the Series C Stock at the time of redemption. The liquidation value will equal the purchase price of the Series C Stock plus any declared, but unpaid dividends and taking into account any stock splits or similar adjustments to the Series C Stock. If a request for redemption at the option of the Series C Stockholders is made, the Company shall redeem not less than all of the Series C Stock at the

Redemption Price, pro-rata among all of the holders of the Series C Stock, in one-third (1/3) increments on each of the 7th, 8th and 9th anniversaries of the issuance and delivery of the Series C Stock.

      In connection with the private placement of its Series C Stock, the Company agreed to provide compensation in the form of cash and warrants for the Company’s Common Stock to placement agents who assisted the Company in identifying purchasers of its Series C Stock (the “Placement Fee”). The Placement Fee included approximately $421,000 in cash and warrants to purchase 200,000 shares of Common Stock, exercisable through September 23, 2009 at $0.4481 per share, which was the issuance price of the Series C Stock. The warrants issued to the placement agents were valued at approximately $97,000 using the Black-Scholes valuation model. The total issuance costs, which include the Placement Fee, of approximately $612,000 have been recorded as a reduction to the Series C stock.

      The Series C Stock has been recorded outside of permanent equity in the accompanying balance sheet, net of the issuance costs of approximately $612,000 and warrants issued to Series C Stockholders valued at approximately $969,000. The Series C Stock is being accreted to the redemption value through a charge to retained earnings over a period of 7 years using the effective interest method. In addition, as Series C Stock is converted to common stock, any unamortized issuance costs related to the converted stock is recognized immediately.

      During 2004 holders of 642,723 shares of Series A Stock and holder of 9,302,620 shares of Series C Stock exercised their right to convert their shares to an equal number of shares of common stock. As a result of these conversions, $589,000 of unamortized issuance cost associated with the Series C Stock was immediately recognized as a deemed dividend to preferred stockholders for purposes of determining net loss attributable to common stockholders. The common stock issued upon conversion is included in the shares registered in July 2004.

      In the second quarter of 2003 ReGen completed the required enrollment and related surgical procedures for its CMI clinical trial in the U.S. All patients are expected to complete two years of follow-up prior to ReGen’s submission of the results in its PMA application to the FDA. ReGen expects the last of these two-year clinical follow-up exams will be completed by the second quarter of 2005. In July 2004 the Company submitted the manufacturing module, the first of three modules of the PMA, and expects to complete its PMA submission by December 31, 2005 with submission of the clinical module, the third and final module of the PMA. The process of review by the FDA is uncertain, and the FDA staff must clear the Company’s PMA for review by the Orthopedic Panel. Management expects that the FDA Orthopedic Panel will review our PMA and will issue its recommendation thereon to the FDA in late 2006, at the earliest, with a final decision from the FDA thereafter. Should the FDA approve the CMI for sale in the U.S., sales of the CMI in the U.S. are not expected to occur until, at the earliest, the first quarter of 2007.

      The FDA has not yet approved the CMI and there is no guarantee that we will obtain such approval. If we were to obtain FDA approval, we believe the following trends may be relevant to the performance of the Company. The number of partial meniscectomy procedures is expected to grow by approximately 5% per year for the foreseeable future due to the aging population, the growing proportion of “weekend warriors” and the lack of viable alternatives. The number of patients that would be eligible for a medial CMI implant in the U.S., if the CMI were approved by the FDA, is expected to increase to over 40% of all partial meniscectomy procedures, or approximately 500,000 patients, by 2011. We estimate that, based on the expected average sales price of the CMI in the U.S. if the CMI had been approved by the FDA, the U.S. market for the medial CMI in 2004 would have been approximately $1.2 billion, and is expected to increase to approximately $1.8 billion by 2011 if the CMI is approved by the FDA. This estimate is based on an assumed average reimbursed sales price of $3,500 for the CMI, and does not include surgeon and other facility costs. Sales of the CMI in the U.S. will not occur until it has been approved for sale in the U.S. by the FDA.

      Although the CMI is cleared for sale and distributed in Europe, Australia and certain other countries, it is not approved for sale in the U.S., and ReGen is making no claim regarding its safety, effectiveness or its potential for FDA approval.

      In addition to regulatory related hurdles, in order to achieve positive operating earnings and cash flow, ReGen will need to effectively address various other operating issues, including, but not limited to, special reimbursement provisions for the surgeons and facilities that will be responsible for implanting ReGen’s CMI or other future products. While ReGen is actively working to address these issues, there is no guarantee that ReGen will be able to obtain special reimbursement provisions, obtain them in any given time frame, or adequately address other operating issues.

      The Company will continue pursuing additional permanent equity capital in order to support ongoing operations at least until the date it receives FDA approval for the CMI and is able to market the CMI in the U.S. While the Company has been successful in the past in obtaining the necessary capital to support its operations, there is no guarantee that the Company will be able to obtain additional equity capital under commercially reasonable terms and conditions, or at all. Based upon current cash reserves and planned spending rates, including expected costs associated with development of a European distribution network, management believes the Company has adequate cash on hand to support ongoing operations through the first quarter of 2006. The Company anticipates that additional equity capital will be required to support ongoing operations, including continuation of its marketing and distribution activities in Europe, beyond the first quarter of 2006; to further develop the Company’s tissue growth technology for other orthopedic applications; and to satisfy expenses associated with the preparation for and, if approved, launch of the CMI in the U.S.

Significant New Accounting Pronouncement

      As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” we currently account for share-based payments to employees using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25. As such, we do not recognize compensation cost related to employee stock options if the exercise price of the options equals or exceeds the fair value of the underlying stock at issuance date. In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R), “Share-Based Payment,” which is a revision of Statement No. 123. Statement No. 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. Upon adoption of Statement 123(R) on July 1, 2005, pro forma disclosure will no longer be an alternative to financial statement recognition. Accordingly, the adoption of the fair-value method prescribed by Statement No. 123(R) will have a significant impact on our results of operations, although it will not have an impact on our overall financial position. The impact of adopting Statement No. 123(R) can not be predicted at this time because it will depend on levels of share-based payments granted in the future, option valuation models utilized and assumptions selected at the time of future grants. However, had we adopted Statement No. 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement No. 123 as described in the notes to our consolidated financial statements assuming that the same option valuation method and assumptions selected for the Statement No. 123 disclosure were utilized for Statement No. 123(R). Upon adoption of Statement No. 123(R), we may elect to utilize a different valuation method and/or different valuation assumptions. These selections may have a significant impact on the amount of share-based payment expense under Statement No. 123(R).

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      The following table reflects a summary of our contractual obligations as of December 31, 2004:

	Payment by Year

					2008 and
	Total	2005	2006	2007	Thereafter

	(In thousands)
Contractual Cash Obligations:
Obligations:
Notes payable and long term debt, including accrued interest	$7,136	$—	$—	$—	$7,136
Capital lease commitments	13	8	3	2	—
Redeemable Series A preferred stock	6,567	—	—	—	6,567
Redeemable Series C preferred stock	5,033	—	—	—	5,033
Operating lease commitments	507	360	147	—	—

	$19,256	$368	$150	$2	$18,736

      The current lease for the manufacturing operations in Redwood City, CA expires in May 2006. The Company has an option to extend the lease at then current market rates for an additional three years.

      The Company did not have any material commercial commitments at December 31, 2004.

      In March of 2005, the Company entered into a commercial commitment for lab testing sources which requires the payment of $122,000 through the remainder of 2005.

Financial Statements and Supplementary Data

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$12,190	$8,323
Trade receivables	7	11
Receivables from related party	37	—
Inventory	76	216
Prepaid expenses and other current assets	236	247

Total current assets	12,546	8,797
Property and equipment, net	55	80
Other assets	123	152

Total assets	$12,724	$9,029

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$378	$429
Accounts payable to related parties	7	5
Accrued expenses	639	541
Pension liability	163	—
Current portion of capital leases	7	4

Total current liabilities	1,194	979
Pension liability	—	144
Other liabilities	19	19
Long-term portion of capital leases	4	3
Long-term portion of notes payable to related party, including accrued interest of $1,094 and $958 as of December 31, 2004 and 2003, respectively	7,136	7,001

Total liabilities	8,353	8,146
Series A redeemable convertible preferred stock, $.01 par value; 30,000,000 shares authorized; issued and outstanding 14,655,628 shares at liquidation preference of $6,567 as of December 31, 2004, and 15,298,351 shares at liquidation preference of $6,855 as of December 31, 2003	6,567	6,855
Series C redeemable convertible preferred stock, $.01 par value; 30,000,000 shares authorized; issued and outstanding 12,943,533 shares at liquidation preference of $5,800 as of December 31, 2004, and 22,246,153 shares at liquidation preference of $9,969 as of December 31, 2003	5,033	8,439
Stockholders’ equity (deficit):
Common stock, $.01 par value; 130,000,000 shares authorized; issued 51,750,001 shares at December 31, 2004, and 29,318,901 shares at December 31, 2003; 27,016 shares held in treasury at December 31, 2004, and 18,115 shares held in treasury at December 31, 2003	517	293
Accumulated other comprehensive loss	(58)	(58)
Additional paid-in capital	51,750	37,249
Deficit accumulated during development stage	(59,438)	(51,895)

Total stockholders’ equity (deficit)	(7,229)	(14,411)

Total liabilities and stockholders’ equity (deficit)	$12,724	$9,029

See accompanying Notes to Consolidated Financial Statements.

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

				Period from
	Years Ended December 31,			December 21, 1989
				(Inception) to
	2004	2003	2002	December 31, 2004

	(In thousands, except per share data)
Revenue:
Sales	$461	$262	$737	$2,856
Royalties	43	31	44	184
Grant and other revenue	—	—	—	433

Total revenue	504	293	781	3,473

Expenses:
Costs of goods sold	371	349	1,039	3,302
Research and development	3,656	2,675	2,222	31,123
Business development, general and administrative	3,020	2,483	2,147	16,746
Compensation expense associated with stock options and warrants	242	367	3,300	6,584

Total expenses	7,289	5,874	8,708	57,755

Operating loss	(6,785)	(5,581)	(7,927)	(54,282)
Merger cost	—	—	(515)	(515)
Interest and other income	138	23	66	1,372
Rental income	332	381	511	1,898
Rental expense	(329)	(278)	(316)	(1,760)
Interest expense	(137)	(275)	(1,770)	(3,096)
License fees	—	—	—	2,050

Net loss	$(6,781)	$(5,730)	$(9,951)	$(54,333)

Deemed dividend to Series C Preferred Stockholders upon issuance of Series C Preferred Stock with a beneficial conversion and amortization of related issuance cost	(762)	(4,343)	—	(5,105)

Net loss attributable to common stockholders	$(7,543)	$(10,073)	$(9,951)	$(59,438)

Basic and diluted net loss per share attributable to common stockholders	$(0.18)	$(0.35)	$(0.56)	$(3.04)

Weighted average number of shares used for calculation of net loss per share	42,436	29,114	17,671	19,583

See accompanying Notes to Consolidated Financial Statements.

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND SERIES A

AND SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK
Period from December 21, 1989 (inception) to December 31, 2004

					Stockholders Equity (Deficit)

	Series A		Series C
	Redeemable		Redeemable		Series A - F		Series B
	Convertible		Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Share	Amount	Share	Amount	Shares	Amount	Shares	Amount

	(Dollars in thousands, except per share data)
Issuance of common stock at $0.03127 per share for net assets contributed by founders in May 1990					—	$—
Issuance of common stock at $0.005 per share for cash in November 1991					—	—
Issuance of Series A convertible preferred stock at $1.00 per share for cash in April 1991, net of offering costs of $44					725,000	1
Issuance of Series B convertible preferred stock at $3.00 per share for cash and in exchange for notes payable in January, March, May, and July 1992, net of offering costs of $29					1,226,338	—
Net loss from inception (December 21, 1989) through December 31, 1992					—	—
Balance at December 31, 1992					1,951,338	1
Issuance of Series C convertible preferred stock at $4.50 per share for cash in December 1993, net of offering costs of $29					550,552	—
Exercise of common stock options at $0.30 per share for cash in February 1993					—	—
Issuance of common stock at $0.30 per share in 1993 in exchange for services to a consultant					—	—
Net loss					—	—
Balance at December 31, 1993					2,501,890	1
Net loss					—	—
Balance at December 31, 1994					2,501,890	1
Net loss					—	—
Balance at December 31, 1995					2,501,890	$1

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders Equity (Deficit)

					Deficit
					Accumulated	Accumulated	Total
	Common Stock		Additional	Deferred	During	Other	Stockholders’
			Paid In	Stock	Development	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Stage	Loss	(Deficit)

	(Dollars in thousands, except per share data)
Issuance of common stock at $0.03127 per share for net assets contributed by founders in May 1990	1,400,000	$1	$44	$—	$—		$45
Issuance of common stock at $0.005 per share for cash in November 1991	700,000	—	3	—	—		3
Issuance of Series A convertible preferred stock at $1.00 per share for cash in April 1991, net of offering costs of $44	—	—	681	—	—		682
Issuance of Series B convertible preferred stock at $3.00 per share for cash and in exchange for notes payable in January, March, May, and July 1992, net of offering costs of $29	—	—	3,650	—	—		3,650
Net loss from inception (December 21, 1989) through December 31, 1992	—	—	—	—	(2,476)		(2,476)
Balance at December 31, 1992	2,100,000	1	4,378	—	(2,476)		1,904
Issuance of Series C convertible preferred stock at $4.50 per share for cash in December 1993, net of offering costs of $29	—	—	2,448	—	—		2,448
Exercise of common stock options at $0.30 per share for cash in February 1993	200	—	1	—	—		1
Issuance of common stock at $0.30 per share in 1993 in exchange for services to a consultant	5,000	—	1	—	—		1
Net loss	—	—	—	—	(1,342)		(1,342)
Balance at December 31, 1993	2,105,200	1	6,828	—	(3,818)		3,012
Net loss	—	—	—	—	(1,463)		(1,463)
Balance at December 31, 1994	2,105,200	1	6,828	—	(5,281)		1,549
Net loss	—	—	—	—	(1,959)		(1,959)
Balance at December 31, 1995	2,105,200	$1	$6,828	—	$(7,240)		$(410)

See accompanying Notes to Consolidated Financial Statements

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND SERIES A

AND SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
Period from December 21, 1989 (inception) to December 31, 2004

					Stockholders Equity (Deficit)

	Series A		Series C
	Redeemable		Redeemable		Series A - F		Series B
	Convertible		Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Share	Amount	Share	Amount	Shares	Amount	Shares	Amount

	(Dollars in thousands, except per share data)
Balance at December 31, 1995 (carried forward)					2,501,890	$1
Issuance of Series D convertible preferred stock at $7.25 per share for cash in March and April 1996, net of offering costs of $536					1,191,321	—
Exercise of common stock options at $0.10, $0.30, and $0.45 per share in August and October 1996					—	—
Net loss					—	—
Balance at December 31, 1996					3,693,211	1
Issuance of Series E convertible preferred stock at $7.25 per share for cash in August and September 1997, net of offering costs of $53					335,314	—
Exercise of common stock options at $0.10, $0.30, and $0.45 per share in April, August, and September 1997					—	—
Net loss					—	—
Balance at December 31, 1997					4,028,525	1
Exercise of common stock options at $0.10, $0.20, $1.27, and $1.45 per share in May, July, November and December 1998, respectively					—	—
Compensation expense associated with stock option modifications					—	—
Net loss					—	—
Balance at December 31, 1998					4,028,525	1
Exercise of common stock options at $.725 and $1.45 per share in April, June and August 1999					—	—
Issuance of Series F convertible preferred stock at $8.73 per share for cash					453,310	—
Compensation expense associated with stock option grants					—	—
Net loss					—	—
Balance at December 31, 1999					4,481,835	$1

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders Equity (Deficit)

					Deficit
					Accumulated	Accumulated	Total
	Common Stock		Additional	Deferred	During	Other	Stockholders’
			Paid In	Stock	Development	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Stage	Loss	(Deficit)

	(Dollars in thousands, except per share data)
Balance at December 31, 1995 (carried forward)	2,105,200	$1	$6,828	$—	$(7,240)		$(410)
Issuance of Series D convertible preferred stock at $7.25 per share for cash in March and April 1996, net of offering costs of $536	—	—	8,101	—	—		8,101
Exercise of common stock options at $0.10, $0.30, and $0.45 per share in August and October 1996	163,333	—	43	—	—		43
Net loss	—	—	—	—	(1,931)		(1,931)
Balance at December 31, 1996	2,268,533	1	14,972	—	(9,171)		5,803
Issuance of Series E convertible preferred stock at $7.25 per share for cash in August and September 1997, net of offering costs of $53	—	—	2,378	—	—		2,378
Exercise of common stock options at $0.10, $0.30, and $0.45 per share in April, August, and September 1997	32,111	—	5	—	—		5
Net loss	—	—	—	—	(3,868)		(3,868)
Balance at December 31, 1997	2,300,644	1	17,355	—	(13,039)		4,318
Exercise of common stock options at $0.10, $0.20, $1.27, and $1.45 per share in May, July, November and December 1998, respectively	159,879	—	108	—	—		108
Compensation expense associated with stock option modifications	—	—	56	—	—		56
Net loss	—	—	—	—	(3,815)		(3,815)
Balance at December 31, 1998	2,460,523	1	17,519	—	(16,854)		667
Exercise of common stock options at $.725 and $1.45 per share in April, June and August 1999	42,396	—	32	—	—		32
Issuance of Series F convertible preferred stock at $8.73 per share for cash	—	—	3,956	—	—		3,956
Compensation expense associated with stock option grants	—	—	3,436	(3,247)	—		189
Net loss	—	—	—	—	(5,458)		(5,458)
Balance at December 31, 1999	2,502,919	$1	$24,943	$(3,247)	$(22,312)		$(614)

See accompanying Notes to Consolidated Financial Statements

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND SERIES A

AND SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
Period from December 21, 1989 (inception) to December 31, 2004

Stockholders Equity (Deficit)

	Series A		Series C
	Redeemable		Redeemable		Series A - F		Series B
	Convertible		Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Share	Amount	Share	Amount	Shares	Amount	Shares	Amount

(Dollars in thousands, except per share data)
Balance at December 31, 1999 (carried forward)					4,481,835	$1
Compensation expense associated with stock option grants in prior year					—	—
Compensation expense associated with stock option grants in current year					—	—
Stock options cancelled during 2000					—	—
Net loss					—	—
Balance at December 31, 2000					4,481,835	1
Exercise of common stock options at $.10 per share in 2001					—	—
Exercise of common stock options at $1.45 per share in 2001					—	—
Compensation expense associated with stock option grants in prior years					—	—
Compensation expense associated with stock option grants in current year					—	—
Stock options cancelled during 2001					—	—
Deferred stock compensation associated with stock option grants to non- employees in 2001					—	—
Net loss					—	—
Balance at December 31, 2001					4,481,835	$1

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders Equity (Deficit)

					Deficit
					Accumulated	Accumulated	Total
	Common Stock		Additional	Deferred	During	Other	Stockholders’
			Paid In	Stock	Development	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Stage	Loss	(Deficit)

	(Dollars in thousands, except per share data)
Balance at December 31, 1999 (carried forward)	2,502,919	$1	$24,943	$(3,247)	$(22,312)		$(614)
Compensation expense associated with stock option grants in prior year	—	—	—	738	—		738
Compensation expense associated with stock option grants in current year	—	—	2,124	(1,642)	—		482
Stock options cancelled during 2000	—	—	(1,089)	1,089	—		—
Net loss	—	—	—	—	(5,229)		(5,229)
Balance at December 31, 2000	2,502,919	1	25,978	(3,062)	(27,541)		(4,623)
Exercise of common stock options at $.10 per share in 2001	25,000	—	3	—	—		3
Exercise of common stock options at $1.45 per share in 2001	125	—	—	—	—		—
Compensation expense associated with stock option grants in prior years	—	—	—	935	—		935
Compensation expense associated with stock option grants in current year	—	—	1,010	(833)	—		177
Stock options cancelled during 2001	—	—	(161)	161	—		—
Deferred stock compensation associated with stock option grants to non- employees in 2001	—	—	228	(131)	—		97
Net loss	—	—	—	—	(4,330)		(4,330)
Balance at December 31, 2001	2,528,044	$1	$27,058	$(2,930)	$(31,871)		$(7,741)

See accompanying Notes to Consolidated Financial Statements

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND SERIES A

AND SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
Period from December 21, 1989 (inception) to December 31, 2004

					Stockholders Equity (Deficit)

	Series A		Series C
	Redeemable		Redeemable		Series A - F		Series B
	Convertible		Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Share	Amount	Share	Amount	Shares	Amount	Shares	Amount

	(Dollars in thousands, except per share data)
Balance at December 31, 2001 (carried forward)					4,481,835	$1
Issuance of Common Stock
Issuance of Convertible Preferred Stock for cash and conversion of bridge financing net of issuance costs of $138					5,564,047	1
Deferred stock compensation associated with stock option grants in 2002
Compensation expense associated with stock options outstanding
Effect of reverse merger and recapitalization:
Valuation of warrants associated with bridge financing
Valuation of beneficial conversion associated with bridge financing
Compensation expense associated with stock options outstanding recognized as a result of the reverse merger
Conversion of convertible preferred shares to Redeemable Convertible Preferred Series A at liquidation/ redemption value	15,298,351	$6,855			(5,564,047)	(1)
Conversion of convertible preferred shares to Common Stock and Series B Preferred Shares					(4,481,835)	(1)	12,025,656	$120
Conversion of Subsidiary Common Stock into Company Common Stock and Series B Preferred Shares:
Elimination of Subsidiary Common Stock
Issuance of Company Common Stock
Company Common Stock and related equity held by existing shareholders (net of 18,115 shares held treasury)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders Equity (Deficit)

					Deficit
					Accumulated	Accumulated	Total
	Common Stock		Additional	Deferred	During	Other	Stockholders’
			Paid In	Stock	Development	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Stage	Loss	(Deficit)

	(Dollars in thousands, except per share data)
Balance at December 31, 2001 (carried forward)	2,528,044	$1	$27,058	$(2,930)	$(31,871)		$(7,741)
Issuance of Common Stock	301,930	1	104				105
Issuance of Convertible Preferred Stock for cash and conversion of bridge financing net of issuance costs of $138			6,716				6,717
Deferred stock compensation associated with stock option grants in 2002			370	(370)
Compensation expense associated with stock options outstanding				452			452
Effect of reverse merger and recapitalization:
Valuation of warrants associated with bridge financing			657				657
Valuation of beneficial conversion associated with bridge financing			843				843
Compensation expense associated with stock options outstanding recognized as a result of the reverse merger				2,848			2,848
Conversion of convertible preferred shares to Redeemable Convertible Preferred Series A at liquidation/ redemption value			(6,854)				(6,855)
Conversion of convertible preferred shares to Common Stock and Series B Preferred Shares	297,146	3	(122)
Conversion of Subsidiary Common Stock into Company Common Stock and Series B Preferred Shares:
Elimination of Subsidiary Common Stock	(2,829,974)	(1)	1
Issuance of Company Common Stock	7,781,018	78	(78)
Company Common Stock and related equity held by existing shareholders (net of 18,115 shares held treasury)	8,966,966	89	2,678				2,767

See accompanying Notes to Consolidated Financial Statements.

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND SERIES A

AND SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
Period from December 21, 1989 (inception) to December 31, 2004

					Stockholders Equity (Deficit)

	Series A		Series C
	Redeemable		Redeemable		Series A - F		Series B
	Convertible		Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Share	Amount	Share	Amount	Shares	Amount	Shares	Amount

	(Dollars in thousands, except per share data)
Conversion of Convertible Preferred Series B Stock to Company Common Stock							(12,025,656)	(120)
Minimum Pension Liability
Net loss
Net loss and comprehensive loss
Balance at December 31, 2002	15,298,351	6,855					—	—
Compensation expense associated with stock options outstanding
Issuance of Redeemable Convertible Preferred Series C Stock, net of issuance costs of $612, which include the issuance of non-cash consideration in the form of warrants			22,246,153	$9,357
Issuance of Common Stock warrants to Series C Stockholders				(969)
Valuation of beneficial conversion associated with Series C Stock financing				(4,292)
Accretion of beneficial conversion associated with Series C Stock financing				4,292
Issuance of Common Stock — warrants exercised
Accretion of Series C Stock issuance cost				51
Net loss and comprehensive loss
Balance at December 31, 2003	15,298,351	$6,855	22,246,153	$8,439	—	$—	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders Equity (Deficit)

					Deficit
					Accumulated	Accumulated	Total
	Common Stock		Additional	Deferred	During	Other	Stockholders’
			Paid In	Stock	Development	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Stage	Loss	(Deficit)

	(Dollars in thousands, except per share data)
Conversion of Convertible Preferred Series B Stock to Company Common Stock	12,025,656	120
Minimum Pension Liability						$(58)
Net loss					(9,951)
Net loss and comprehensive loss							(10,009)
Balance at December 31, 2002	29,070,786	291	31,373	—	(41,822)	(58)	(10,216)
Compensation expense associated with stock options outstanding			405				405
Issuance of Redeemable Convertible Preferred Series C Stock, net of issuance costs of $612, which include the issuance of non-cash consideration in the form of warrants			97				97
Issuance of Common Stock warrants to Series C Stockholders			969				969
Valuation of beneficial conversion associated with Series C Stock financing			4,292				4,292
Accretion of beneficial conversion associated with Series C Stock financing					(4,292)		(4,292)
Issuance of Common Stock — warrants exercised	230,000	2	113				115
Accretion of Series C Stock issuance cost					(51)		(51)
Net loss and comprehensive loss					(5,730)		(5,730)
Balance at December 31, 2003	29,300,786	$293	$37,249	$—	$(51,895)	$(58)	$(14,411)

See accompanying Notes to Consolidated Financial Statements.

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND SERIES A

AND SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
Period from December 21, 1989 (inception) to December 31, 2004

					Stockholders Equity (Deficit)

	Series A		Series C
	Redeemable		Redeemable		Series A - F		Series B
	Convertible		Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Share	Amount	Share	Amount	Shares	Amount	Shares	Amount

	(Dollars in thousands, except per share data)
Balance at December 31, 2003 (carried forward)	15,298,351	$6,855	22,246,153	$8,439	—	$—	—	$—
Compensation expense associated with stock options outstanding
Accretion of Series C Stock issuance cost				173
Recognition of Series C Stock issuance cost upon conversion				589
Issuance of Common Stock — warrants exercised net of 8,901 shares held treasury
Issuance of Common Stock — options exercised
Issuance of Common Stock — common stock offering
Conversion of Series A Stock to Common Stock	(642,723)	(288)
Conversion of Series C Stock to Common Stock			(9,302,620)	(4,168)
Net loss and comprehensive loss
Balance at December 31, 2004	14,655,628	$6,567	12,943,533	$5,033	—	$—	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders Equity (Deficit)

					Deficit
					Accumulated	Accumulated	Total
	Common Stock		Additional	Deferred	During	Other	Stockholders’
			Paid In	Stock	Development	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Stage	Loss	(Deficit)

	(Dollars in thousands, except per share data)
Balance at December 31, 2003 (carried forward)	29,300,786	$293	$37,249	$—	$(51,895)	$(58)	$(14,411)
Compensation expense associated with stock options outstanding			264				264
Accretion of Series C Stock issuance cost					(173)		(173)
Recognition of Series C Stock issuance cost upon conversion					(589)		(589)
Issuance of Common Stock — warrants exercised net of 8,901 shares held treasury	141,152	1	58				59
Issuance of Common Stock — options exercised	261,109	3	77				80
Issuance of Common Stock — common stock offering	12,074,595	121	9,745				9,866
Conversion of Series A Stock to Common Stock	642,723	6	282				288
Conversion of Series C Stock to Common Stock	9,302,620	93	4,075				4,168
Net loss and comprehensive loss					(6,781)		(6,781)
Balance at December 31, 2004	51,722,985	$517	$51,750	$—	$(59,438)	$(58)	$(7,229)

See accompanying Notes to Consolidated Financial Statements.

REGEN BIOLOGICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Period from
	Years Ended December 31,			December 21, 1989
				(Inception) to
	2004	2003	2002	December 31, 2004

	(In thousands)
Operating Activities
Net loss	$(6,781)	$(5,730)	$(9,951)	$(54,333)
Adjustments to reconcile net loss to net cash used in operating activities:
Compensation expense associated with stock options	242	367	3,300	6,586
Amortization of debt discount for warrant and beneficial conversion feature	—	—	1,500	1,500
Non-cash interest expense	136	273	270	1,290
Depreciation and amortization	53	93	238	2,179
Loss on disposal of property and equipment	—	—	—	9
Changes in operating assets and liabilities:
Other current assets and receivables	1	(40)	200	(164)
Inventory	140	46	31	(76)
Other assets	29	29	(131)	(73)
Accounts payable and accrued expenses	49	313	(194)	713
Other liabilities	19	(22)	—	38

Net cash used in operating activities	(6,112)	(4,671)	(4,737)	(42,331)

Investing Activities
Purchases of property and equipment	(19)	(44)	(6)	(2,002)
Changes in short-term investments	—	3,473	(201)	2,945

Net cash (used in) provided by investing activities	(19)	3,429	(207)	943

Financing Activities
Issuance of common stock to founders for contributed patents	—	—	—	42
Issuance of Series B preferred stock upon conversion of interest payable	—	—	—	6
Reduction in payable to stockholder	—	—	—	(76)
Proceeds from issuance of convertible preferred stock, net of offering costs	—	9,454	3,857	34,221
Proceeds from issuance of common stock, net of offering costs paid in cash	10,004	115	105	10,420
Repayment on capital lease obligations	(6)	(5)	(6)	(123)
Proceeds from notes payable	—	—	988	11,410
Payments on notes payable	—	—	—	(2,323)

Net cash provided by financing activities	9,998	9,564	4,944	53,577

Net increase in cash	3,867	8,322	—	12,189
Cash and cash equivalents at beginning of period	8,323	1	1	1

Cash and cash equivalents at end of period	$12,190	$8,323	$1	$12,190

Supplemental disclosure of cash flow information
Non-cash disclosure:
Issuance of Series B convertible preferred stock upon conversion of notes payable	$—	$—	—	$300
Equipment purchased pursuant to capital leases	9	—	10	133
Cancellation of stock options associated with deferred stock compensation associated	—	—	—	1,250
Net assets assumed in merger	—	—	2,733	2,733
Conversion of bridge financing to equity	—	—	2,860	2,860
Beneficial Conversion of Series C Preferred Stock	—	4,292	—	4,292
Warrants associated with Series C Preferred Stock	—	969	—	969
Warrants associated with Series C Preferred Stock private placement agent fee	—	97	—	97
Conversion of Series A Preferred Stock	288	—	—	288
Warrants exercised, cashless transaction	10	—	—	10
Conversion of Series C Preferred Stock	4,168	—	—	4,168
Cash disclosure:
Cash paid for interest	2	2	2	316

See accompanying Notes to Consolidated Financial Statements.

REGEN BIOLOGICS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

(1)	NATURE OF BUSINESS

      ReGen Biologics, Inc. (“ReGen” or the “Company”), formerly Aros Corporation, a Delaware corporation, was incorporated as APACHE Medical Systems, Inc. (“APACHE”) on September 1, 1987. APACHE was a provider of clinically based decision support information systems and consulting services to the healthcare industry offering a comprehensive line of outcomes-based products and services, encompassing software, hardware, and related consulting and disease management information services. The Company sold or discontinued all APACHE business and changed its name to Aros Corporation in 2001.

      On June 21, 2002, the Company approved a merger of RBio, Inc. (“RBio”) into Aros Acquisition Corporation, a wholly owned subsidiary of the Company. In connection with the acquisition of RBio discussed below, as of November 12, 2002, Aros Corporation changed its name to ReGen Biologics, Inc. and began trading under the new ticker symbol “RGBI”, effective November 20, 2002. The merger included all of RBio’s business and operating activities and employees.

      RBio, Inc. (“RBio” or the “Subsidiary”), formerly ReGen Biologics, Inc., a Delaware corporation, was incorporated in California on December 21, 1989 and reincorporated in Delaware on June 28, 1990 for the purpose of research and development and, ultimately, the sale of collagen-based technologies and products to stimulate re-growth of tissue that, under natural conditions, does not regenerate adequately in humans. On November 12, 2002 ReGen Biologics, Inc. changed its name to RBio, Inc.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and account balances have been eliminated in consolidation.

      Through its Subsidiary, the Company developed a proprietary collagen based matrix technology, which has been clinically proven to facilitate growth of new tissue to replace lost or damaged tissue. This technology produces a scaffold that uses the body’s own cells to grow new tissue into the implanted matrix. The matrix material then absorbs, leaving native tissue in its place. The Company chose to initially adapt this technology in the orthopedic area, which offers a substantial unmet need and large market size.

      The Company developed and currently markets outside the U.S., the Collagen Meniscus Implant (“CMI”). This implant product for the meniscus of the human knee is the Company’s initial application of its guided tissue generation technology. Patients with a damaged meniscus frequently undergo an arthroscopic surgical procedure known as a partial meniscectomy, removing the damaged tissue, leaving the patient with less meniscus to support the knee and protect the patient from further complications or injury. For many of these patients, the CMI presents a surgical alternative, with the potential to facilitate the growth of new tissue in the space created when meniscus tissue is removed in these procedures, allowing the patient to return to a more active lifestyle than otherwise may have been possible. The Company estimates that in 2004 there were approximately 1.2 million partial meniscectomy procedures performed worldwide, of which approximately 863,000 were performed in the United States.

      The Company has also developed and markets the SharpShooter Tissue Repair System (“SharpShooter”), a suturing device used to facilitate the surgical implant of the CMI, as well as to perform other similar arthroscopic meniscus repair procedures.

      The CMI and SharpShooter in 2000 each received the CE Mark for distribution in the European Economic Community. In 2002, the CMI was cleared for marketing in Australia and in 2000, the SharpShooter received marketing clearance by the United States Food and Drug Administration (“FDA”)

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

for sale in the United States. In the fourth quarter of 2002 the Company completed the required enrollment and related surgical procedures for its CMI clinical trial in the United States.

      The U.S. CMI clinical trial is a multicenter pivotal trial consisting of 313 patients, 18 centers and 33 surgeons. Prior to submission of results in the Company’s Pre-market Approval Application (“PMA”), all patients will undergo a clinical follow-up exam at two years after the date of their CMI procedure. To date, the Company has completed two-year clinical follow-up visits for approximately 83% of the patients in the CMI trial. The Company expects the last of these two-year clinical follow-up exams to be completed in the second quarter of 2005. In July 2004, the Company submitted the manufacturing module, the first of three modules, of its PMA with the FDA and expects to complete its PMA submission with submission of the clinical module, the third and final module, by December 31, 2005.

      The Company will continue to require additional capital to further develop its products and further develop sales and distribution channels for its products around the world. Accordingly, the Company is still considered a development stage enterprise. Management believes that the Company will emerge from the development stage when the CMI product is available for sale in the U.S. or the Company begins to earn significant revenue from its principal operations.

      The future operating results of the Company may be affected by a number of risks and certain other factors. The Company’s future operating results are highly dependent upon its ability to obtain and maintain regulatory approvals for its CMI and other products. Although the CMI is cleared for sale and distributed in Europe, Australia and certain other countries, it is not approved for sale in the U.S., and the Company makes no claim regarding its safety, effectiveness or its potential for FDA approval. The process of review by the FDA is uncertain, and the FDA staff must clear the Company’s PMA for review by the Orthopedic Panel. Management expects that the FDA Orthopedic Panel will review the Company’s PMA and will issue its ruling on the CMI product in late 2006, with a final decision from the FDA thereafter. Nevertheless, there is no guarantee that the Company will receive approval by the FDA in any specific time frame, or at all. Should the FDA approve the CMI for sale in the U.S., sales of the CMI in the U.S. are not expected to occur until, at the earliest, the second half of 2007.

      In addition to regulatory related hurdles, in order to approach a position of positive operating earnings and cash flow, the Company will need to effectively address other operating issues, including special third party reimbursement provisions for the surgeons and facilities that will be responsible for implanting the Company’s CMI or other future products. While the Company is actively working to address these issues, there is no guarantee that the Company will be able to obtain special reimbursement provisions, or obtain them in any given time frame.

      The Company will continue pursuing additional permanent equity capital in order to support ongoing operations at least until the date it receives FDA approval for the CMI and is able to market the CMI in the United States. While the Company has been successful in the past in obtaining the necessary capital to support its operations, there is no guarantee that the Company will be able to obtain additional equity capital under commercially reasonable terms and conditions, or at all. Based upon current cash reserves and planned spending rates, including expected costs associated with development of a European distribution network, management believes the Company has adequate cash on hand to support ongoing operations through the first quarter of 2006. The Company anticipates that additional equity capital will be required to support ongoing operations, including continuation of its marketing and distribution activities in Europe, beyond the next 12 months; to further develop the Company’s tissue growth technology for other orthopedic applications; and to satisfy expenses associated with the preparation for and, if approved, launch of the CMI in the U.S.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

(2)	BASIS OF PRESENTATION

      On June 21, 2002, the Company approved a merger of the Subsidiary into Aros Acquisition Corporation, a wholly owned subsidiary of the Company. The acquisition of the Subsidiary has been recorded for accounting purposes as a reverse merger and recapitalization, whereby the Subsidiary is assumed to be the accounting acquirer of the Company. For purposes of this filing and future filings, the historical financial statements of the Subsidiary including related notes have replaced the prior historical financial statements of the Company. On the date of the merger between the Subsidiary and the Company, the assets and liabilities of the Company were merged into the historical balance sheet of the Subsidiary for consolidated financial statement purposes as if the Subsidiary had acquired the Company. The assets and liabilities of the Company at the acquisition date comprised approximately $2,950 in cash, approximately $212 in prepaid and other assets and approximately $430 in accounts payable, accrued expenses and other liabilities. The fair values of these assets and liabilities approximate their book values at the acquisition date. Because the Company was essentially a non-operating entity at the time of the merger, the merger was considered a capital transaction in substance and no goodwill was recorded. The common and preferred stock of the Subsidiary that was outstanding at the date of the merger was replaced with the common and preferred stock (along with additional paid in capital) of the Company including those shares issued to consummate the merger. The historical retained deficits of the Subsidiary were carried forward into the merged company.

      Costs associated with the merger included legal and accounting fees and an estimate of the costs to be incurred to register the unregistered shares distributed to the former shareholders of the Subsidiary in connection with the merger. The costs incurred in 2002 in connection with the merger were $515.

      For the twelve months ended December 31, 2002, the pro forma amounts indicating results as if the merger had taken place on January 1, 2002 for revenue, net loss and earnings per share attributable to common stockholders were $781, ($9,963) and ($0.56), respectively.

(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents and Short-term Investments

      The Company considers all highly liquid investments purchased with a maturity of 90 days or less at the date of acquisition to be cash equivalents and as such has classified the cash held in money market accounts and a sweep account as cash equivalents. As of December 31, 2004 and December 31, 2003, the Company held cash equivalents of $11,009 and $8,091 in money market accounts and $680 and $232 in a sweep account, respectively.

     Inventories

      Inventories are valued at the lower of actual cost or market, using the first-in, first-out (FIFO) method. Work in process is calculated by estimating the number of units that will be successfully converted to finished goods, based upon a build-up in the stage of completion using estimated labor inputs for each stage and historical yields reduced by estimated usage for quality control testing.

     Property and Equipment

      Property and equipment are stated at cost. Depreciation of computer, office, and manufacturing equipment is calculated using the straight-line method over the estimated useful lives (three to five years), and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

     Income Taxes

      The Company provides for income taxes in accordance with the asset and liability method, prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Revenue Recognition

      The Company sells its products to distributors of orthopedic products under license agreements.

      Revenue from sales of products is recognized when goods are shipped to the distributors (the customers). Amounts billed to customers for shipping and handling are included in revenue from sales. Shipping and handling costs incurred by the Company are included in cost of goods sold. Under our agreements our customers do not have a right to return the product other than for quality issues and are required to purchase minimum quantities.

      The Company’s agreements with its customers provide for certain royalty payments to the Company when the customer sells the products to the end users. The Company recognizes royalty revenue when amounts are determinable and the Company has fulfilled its obligations under the applicable agreement.

      License fees represent payments received from customers for licenses to sell the Company’s products in various geographic areas (see Note 9). These fees are recognized as other income when all performance criteria in the underlying agreement have been met. License fees are not recurring.

     Research and Development Costs

      All research and development costs are charged to expense as incurred.

     Patent and Licensing Costs

      The Company records costs incurred to obtain patents and licenses as research and development expense.

     Advertising Costs

      All advertising costs are expensed as incurred. During the years ended December 31, 2004, 2003 and 2002, the Company expensed approximately $9, $18 and $89, respectively, as advertising costs.

     Comprehensive Loss

      Comprehensive loss includes all changes in stockholders’ equity during a period except those resulting from investments by owners and distributions to owners. The Company’s accumulated other comprehensive loss comprises a minimum pension liability.

     Fair Value of Financial Instruments and Concentrations

      The carrying amount of the Company’s variable rate debt approximates fair value. The fair value of the fixed rate debt, including original principal and accrued compounded interest, was approximately $302 and $283 as of December 31, 2004 and 2003, respectively. The fair value of the fixed rate debt is based on the Company’s estimate of its current incremental borrowing rate of 200 — 400 basis points above the

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

prime rate. The carrying amount of the Company’s cash and cash equivalents, trade receivables, receivables from related party, accounts payable and accrued expenses approximate fair value due to their short-term nature.

      The Company currently has two principal customers (see Note 9), which market and sell the Company’s two current products. Customer A has the license to sell the Sharp Shooter product. Customer B, which is also a shareholder of the Company, has the license to sell the CMI product outside of the United States and a license to sell the SharpShooter product in a limited manner in connection with the sale of the CMI. Concentrations of receivables and revenues by customer as of and for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years Ended
	December 31,

	2004	2003	2002

Accounts receivable:
Customer A	16%	100%	8%
Customer B	84%	—%	92%
Sales:
Customer A	54%	23%	55%
Customer B	46%	77%	45%
Royalties:
Customer A	100%	100%	100%

      In several cases the Company relies on a single vendor to supply critical materials or components. All of these materials and components can currently be obtained by alternative suppliers, subject to the time and other resources required to initiate new vendor relationships.

     Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Stock Based Compensation

      The Company has a stock-based employee compensation plan, which is described more fully in Note 13, and records compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations. Under APB No. 25, compensation expense for stock options issued to employees is measured as the excess, if any, of the fair market value of the Company’s stock at the date of the grant over the exercise price of the related option. The estimated expense is recognized over the vesting periods specified in the respective grant awards. For grant awards that provide for graded vesting, the Company recognizes the estimated expense on an accelerated basis.

      The following table illustrates the effect on the Company’s net loss attributable to common stockholders and loss per share attributable to common stockholders if we had recorded stock-based

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

employee compensation by applying the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation.

	Years Ended December 31

	2004	2003	2002

	(In thousands)
Net loss attributable to common stockholders, as reported	$(7,543)	$(10,073)	$(9,951)
Add: Total stock-based employee compensation expense as reported under intrinsic value method (APB No 25) for all awards, net of related tax effects	217	97	3,128
Deduct: Total stock-based employee compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of related tax effects	(795)	(388)	(6,385)

Pro forma net loss attributable to common stockholders	$(8,121)	$(10,364)	$(13,208)

Loss per share attributable to common stockholders:
Basic and diluted — as reported	$(0.18)	$(0.35)	$(0.56)
Basic and diluted — pro forma	$(0.19)	$(0.36)	$(0.75)

      The fair value of the options is estimated on the date of the grant using the Black-Scholes option pricing model.

      The following assumptions were used in the pricing calculation for 2004, 2003 and 2002:

	Years Ended December 31,

	2004	2003	2002

Risk-free interest rate	4.12 - 4.80%	2.94 - 4.05%	2.55 - 4.68%
Dividend yield	0%	0%	0%
Expected lives	10 years	5 - 10 years	7 - 10 years
Expected volatility	91.57 - 100.50%	102.10 - 108.10%	93.27%

      The expected volatility for 2002 was calculated by using the average volatility of comparative companies due to RBio being a privately held company prior to the reverse merger and recapitalization. The expected volatility for 2004 and 2003 was calculated by using historical stock prices of the Company.

      Stock options issued to non-employees are valued at their fair value using the Black-Scholes method on their date of grant. Expense associated with stock options issued to non-employees is amortized over the shorter of the vesting period or the period to which the related services pertain.

     Adoption of New Accounting Pronouncements

      In December 2003, the FASB issued FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. As revised, SFAS No. 132 was effective for financial statements for fiscal years ending after December 15, 2003. The interim-period disclosures required by this standard were effective for interim periods beginning after December 15, 2003. See Note 11 for disclosures regarding the Company’s benefit plans.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

     Accounting Principles Issued But Not Yet Adopted

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

      Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005.

      Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

      The Company plans to adopt Statement 123(R) using the modified-prospective method.

      As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock option grants with exercise prices equal to or greater than the fair value of the underlying stock at the grant date. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard using the same methods and assumptions as those used in the pro-forma disclosure required by Statement 123, would have approximated the impact of Statement 123 as disclosed above. Upon adoption of SFAS No 123(R), the Company may select a different valuation method and different assumptions which could have a significant impact on the amount of expense recognized. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), previously the Company has not recognized operating cash flows for such excess tax deductions.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

     Reclassifications

      Certain prior year and inception to December 31, 2004 balances have been reclassified to conform to the current year’s presentation.

(4)	PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

	December 31,

	2004	2003

	(In thousands)
Computer equipment	$101	$111
Office equipment	99	105
Manufacturing equipment	464	464
Leasehold improvements	1,159	1,175

	1,823	1,855
Less accumulated depreciation and amortization	(1,768)	(1,775)

	$55	$80

      Depreciation and amortization of property and equipment was $53, $93 and $238 during 2004, 2003 and 2002, respectively.

(5)	INVENTORY

      Inventory consists of the following:

	December 31,

	2004	2003

	(In thousands)
Raw material	$29	$29
Work in process	10	16
Finished goods	37	171

	$76	$216

      Inventory was adjusted down $30 and $62 during 2004 and 2003, respectively, to reflect values at the lower of cost or market. At December 31, 2004 and 2003, 12% and 8%, respectively, of total inventory is valued at below the Company’s cost. The Company’s production process has a high degree of fixed costs and due to the early stage of market acceptance for its products, sales and production volumes may vary significantly from one period to another. Consequently, in some periods sales and production volumes are not adequate to provide for per unit costs that are lower than the current market price for the Company’s products.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

(6)	ACCRUED EXPENSES

      Accrued expenses consist of the following:

	December 31,

	2004	2003

	(In thousands)
Accrued professional fees	$313	$190
Accrued officer compensation	174	178
Accrued printing cost	52	26
Other accrued cost	100	147

	$639	$541

(7)	NOTES PAYABLE

     Credit Agreement and 2000 Credit Agreement

      On November 30, 1998, the Subsidiary entered into a Credit Facility (Credit Agreement) with a shareholder, who also holds the license to sell the Company’s CMI product outside of the United States. (see Note 9). The Credit Agreement provides for financing tranches of up to $2,043. As of December 31, 2004, the Subsidiary has drawn the entire amount available. This facility originally was scheduled to mature on December 1, 2003. During 2002, the Credit Agreement was amended to extend the maturity date to the earlier of 36 months from the date the Subsidiary receives FDA approval for its CMI product, or December 31, 2009. On the due date, the Subsidiary may, at its option and subject to certain conditions, require any unpaid debt to be converted to equity. The outstanding balance bears interest that compounds annually, at LIBOR, adjusted annually by tranche, ranging from 1.32% – 3.06% and 1.27% – 2.35% during 2004 and 2003, respectively. Accrued interest related to the Credit Agreement is due upon maturity of the underlying principal.

      On March 15, 2000, the Subsidiary entered into another Credit Facility (2000 Credit Agreement) with the same shareholder as the Credit Agreement. The 2000 Credit Agreement provided for financing tranches of up to $4,000. As of December 31, 2004, the Subsidiary has drawn the entire amount available. This facility originally was scheduled to mature on March 14, 2005. During 2002, the 2000 Credit Agreement was amended to extend the maturity date to the earlier of 36 months from the date the Subsidiary receives FDA approval for its CMI product, or December 31, 2009. On the due date, the Subsidiary may, at its option and subject to certain conditions, require any unpaid debt be converted to equity. $350 of the financing is fixed at a rate of 7% compounded annually. The remaining $3,650 bears interest that compounds annually, at LIBOR, adjusted annually by tranche, ranging from 1.14% – 2.76% and 1.14% – 2.93% during 2004 and 2003, respectively. Accrued interest related to the 2000 Credit Agreement is due upon maturity of the underlying principal.

      In connection with the 2000 Credit Agreement, the lender has obtained a security interest in certain of the Company’s intellectual properties.

      As of December 31, 2004, accrued interest on the credit facilities was approximately $1,094. The weighted average interest rate on the credit facilities for the year ended December 31, 2004 and 2003 was 1.92% and 1.90%, respectively.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

     Bridge Loan Agreement and 2002 Bridge Loan Agreement

      On April 13, 2001 the Subsidiary entered into a bridge loan agreement (Bridge Loan Agreement) with existing shareholders and a third party, whereby the lenders were committed to make available up to $3,000, subject to terms outlined in the Bridge Loan Agreement, in exchange for convertible subordinated notes. Based on these terms, $1,674 became available under the Bridge Loan Agreement and was deposited into an escrow account. In addition to the principal, the Subsidiary was able to borrow interest accrued on the principal while the proceeds were held in escrow. As of June 21, 2001, the Subsidiary had borrowed $1,681 under the Bridge Loan Agreement. Interest compounded annually at Prime plus one percent, or 9.0% at the time of the loan and was due upon maturity of the underlying principal. In accordance with the terms of these notes, the outstanding principal and accrued interest was converted into Series G Convertible Preferred Stock of the Subsidiary and ultimately into Series A Convertible Preferred Stock of ReGen (see further discussion below). In addition, upon conversion of the notes, the terms of warrants attached to the notes became fixed (see further discussion below).

      In March 2002 the Subsidiary entered into $1,000 of convertible subordinated promissory notes (Notes) with related parties. The Notes were scheduled to mature in March 2003 and accrued interest at Prime plus 1%, or 5.75% at the time of the loan. In accordance with the terms of these notes, the outstanding principal and accrued interest was converted into Series G Convertible Preferred Stock of the Subsidiary and ultimately into Series A Convertible Preferred Stock of ReGen (see further discussion below). In addition, upon conversion of the notes, the terms of the warrants attached to the notes became fixed (see further discussions below).

      On June 21, 2002, the Subsidiary issued 5,564,048 shares of Series G Convertible Preferred Stock (Series G Stock) to existing shareholders of the Subsidiary for $1.2321 per share. Cash of $4,000 was received for 3,246,490 of the shares issued. The remaining 2,317,558 shares were issued upon conversion of the borrowings under the Bridge Loan Agreement and Notes, principal and accrued interest from 2001 and 2002 financings with a value of approximately $2,860. Subsequent to the conversion of these notes payable into Series G Stock, and also on June 21, 2002, in connection with the merger of ReGen and Aros, the Series G Stock was exchanged for Series A Convertible Preferred Stock of ReGen at a rate of 2.7495 ReGen Series A Stock for each share of ReGen Series G Stock, resulting in 6,372,126 shares of Aros Series A Stock.

      In accordance with the terms of the Bridge Loan Agreement and the Notes, on June 21, 2002, the Subsidiary issued 782,602 five year warrants for common stock exercisable for $1.2321 per share, calculated based upon 25% of the principal and interest outstanding on the 2001 notes and 50% of the principal and interest outstanding on the 2002 notes payable as of June 21, 2002, divided by $1.2321 per share (the purchase price per share paid for the Series G Stock). In connection with the Merger of RBio and ReGen, these warrants were assumed by the Company. Subsequent to the merger, the warrants became exercisable for 2,151,765 shares of ReGen Common Stock at a price of $0.43 per share. In accordance with the terms of the Bridge Loan Agreement and the Notes, the exercise price and number of shares exercisable under the warrants was not known until the consummation of the Series G financing. Therefore, no value had previously been assigned to the warrants or the beneficial conversion feature of the Bridge Loan Agreement and the Notes. At June 21, 2002 the value of the warrants issued was established as $657 and the value of the beneficial conversion was established as $844. The sum of these amounts was recorded as a reduction of the borrowings outstanding (debt discount) and an increase in additional paid in capital on June 21, 2002. The warrants and beneficial conversion are fully vested; therefore the entire amount of the debt discount was recorded as interest expense on June 21, 2002.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

(8)	CAPITAL LEASES

      Future payments under capital lease obligations at December 31, 2004 are as follows:

December 31, 2004
Capital Leases

(In thousands)
2005	8
2006	3
2007	2

13
Amounts representing interest	(2)

$11

      Property and equipment under capital leases at December 31, 2004 and 2003, is $10 and $7, net of accumulated amortization of $20 and $14, respectively. Amortization of assets recorded under capital leases is included in the Company’s depreciation expense.

(9)	LICENSE AGREEMENTS

     Product Distribution License Agreements

      In February 1996, the Subsidiary entered into a perpetual product distribution agreement (1996 Product Distribution Agreement) for the Collagen Meniscus Implant (CMI) with a shareholder of the Subsidiary (Customer B), who is also the holder of the majority of the Subsidiary’s long-term debt. The Subsidiary received a nonrefundable, non-creditable $750 licensing fee in February 1996 in exchange for the granting of exclusive distribution and marketing rights outside the United States of America for the product under development.

      An additional $1,000 was recognized as other income during 2001 under the milestone provisions as adjusted by a new agreement between the parties during 2001. This payment is also nonrefundable and non-creditable. Also, under this agreement, the Subsidiary will be reimbursed by Customer B for all expenses it incurs in connection with obtaining regulatory approval for the CMI outside the United States of America. At December 31, 2004 and 2003, the Subsidiary had a receivable from Customer B of approximately $37 and $0, respectively.

      In January 2002, the Subsidiary entered into an amendment to its 1996 Product Distribution Agreement. The amendment provides for (i) further definition and certain changes to the 1996 Product Distribution Agreement, including marketing activities and annual sales minimums and (ii) restructuring of the Credit Agreement and 2000 Credit Agreement, calling for repayment of such credit agreements to occur at the earlier of 36 months from the date the Subsidiary receives FDA approval for its CMI product, or December 31, 2009. On the due date, the Company may, at its option and subject to certain conditions, require any unpaid debt be converted to equity.

      In 2003, Customer B was obligated to sell a minimum of 800 CMI’s. On February 5, 2004, Customer B submitted its final sales report for the calendar year ended December 31, 2003. This report indicated that Customer B failed to meet the minimum sales requirements. Pursuant to the terms of the 1996 Product Distribution Agreement as amended, the Subsidiary elected to amend the distribution agreement to make the distribution rights to the CMI held by Customer B non-exclusive. This election took effect on April 17, 2004. On February 15, 2005, the Subsidiary received notification from Customer B of its intent

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

to terminate its non-exclusive distribution rights to the CMI under the distribution agreement. The termination will become effective on August 11, 2005.

      During 2000, the Subsidiary entered into an exclusive distribution agreement with a distributor granting the distributor exclusive rights to sell the Sharp Shooter product throughout the world. Pursuant to the terms of this agreement the distribution rights became non-exclusive in April 2002. In 2000 the Company received and recognized as license fee income a $300 nonrefundable, non-creditable license fee. The distributor is obligated to pay the Subsidiary a royalty on net sales of products sold by the distributor to end users at rates up to between 10% and 12%. For the years ended December 31, 2004, 2003 and 2002, the amount of royalty income under this agreement was $43, $31 and $44, respectively.

     Technology License Agreements

      In April 1997, the Subsidiary entered into an agreement with a member of its Board of Directors and Modified Polymer Components, Inc. (MPC) to obtain an exclusive license to certain patent rights used in connection with the Sharp Shooter. The Subsidiary paid $100 in 1997 in license fees ($80 to the member of the Board of Directors and $20 to MPC). Such fees were charged to research and development expense as the related technology was considered by the Subsidiary to be in the development stage, and such technology had no alternative future use. The Subsidiary is required to pay a royalty of up to 6% (up to 4.8% to the member of the Board of Directors and up to 1.2% to an assignee of MPC) on net sales of products sold incorporating the licensed technology. In 2000, MPC assigned its rights to this royalty contract to a third-party. For the years ended December 31, 2004, 2003 and 2002, royalty expense under this agreement approximated $10, $9 and $12, respectively which is included in business development, general and administrative section in the accompanying Statement of Operations. Royalties accrued under this agreement are included in other accrued cost and approximated $1 and $3, respectively at December 31, 2004 and 2003.

      In 1995, the Subsidiary entered into an exclusive license agreement with an employee pursuant to which the employee granted the Subsidiary an exclusive worldwide right and license to certain technology considered by the Subsidiary to be a candidate for use in products of the Subsidiary, including the rights to certain patents and to any products resulting from the use of such technology and/or patents. Under the exclusive license agreement, the Subsidiary agreed to pay the employee a license issue fee of $250 in five equal installments of $50 per year. The Subsidiary is also required to pay a royalty of: (a) 6% on products covered by a valid patent claim; (b) 3% on products not covered by a valid patent claim; and (c) 50% of royalties actually received by the Subsidiary from sub-licensees who are not affiliates. The Subsidiary completed its payments under this license agreement during fiscal 2000. In addition, the Subsidiary paid all costs incurred by the employee prior to August 24, 1995 for filing, prosecuting and maintenance of licensed patents, in the amount of $50. The exclusive license agreement will expire on the later to occur of ten years from the commercial sale of any licensed product (as defined in the agreement) or the date of expiration of the last to expire patent covered in the agreement.

      In 1990, the Subsidiary entered into an agreement with the Massachusetts Institute of Technology (MIT) to obtain an exclusive license to certain patent rights relating to the use of biodegradable materials for regeneration of tissue. The Subsidiary paid $25 to MIT in 1990 as license fees. The Subsidiary is required to pay MIT a royalty of the lesser of 6% of net sales or 10% of the gross margin, as defined, on sales of products covered under the agreement, except that no amounts will be due MIT for products that are also covered under the agreement with Neomorphics, Inc. (Neomorphics) discussed below. The last patent covered by this agreement expired in 2002 and, accordingly, no royalty payments have been due under this agreement since 2002.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      In 1990, the Subsidiary entered into a sublicense agreement with Neomorphics for certain products previously licensed to Neomorphics by MIT (and also in the MIT agreement discussed above). The Subsidiary was required to pay an annual maintenance fee of $10 per year in connection with the sublicense. The Subsidiary was also required to pay Neomorphics a royalty of 4% of its net sales of the sublicensed products. The annual license maintenance fees were creditable against royalties due. The amounts paid to MIT and Neomorphics were included as part of research and development expense in the periods in which such payments were made. The related patent expired in 2001 and, accordingly, no royalty payments have been due under this agreement since 2001.

(10)	COMMITMENTS AND CONTINGENCIES

      The Company leases its corporate headquarters in Franklin Lakes, New Jersey under a non-cancelable operating lease that expires on March 31, 2005. The Company leases space for its manufacturing operations in Redwood City, California, under a non-cancelable operating lease that expires in May 2006. A portion of the manufacturing facility is sub-leased at the rate of $16 per month under a sub-lease which expires in May 2006. At December 31, 2004, the Company had a month-to-month operating lease agreement for office space in Vail, Colorado. In January 2005, the Company entered into a new lease agreement for its Vail office space. The lease is effective February 1, 2005, expires January 31, 2008, and provides for initial year base annual rent of $27, payable monthly. Total net rent expense approximated $276, $247 and $214 for the years ended December 31, 2004, 2003 and 2002, respectively.

      Future minimum lease payments are as follows at December 31, 2004:

(In thousands)
2005	$360
2006	147

$507

      Future minimum sublease receipts are as follows at December 31, 2004:

(In thousands)
2005	$198
2006	83

$281

      The Company has an employment agreement with an officer of the Company providing for minimum aggregate annual compensation of approximately $275. The contract provides for consecutive one year terms of employment which may be terminated by either party upon a ninety-day prior written notice. Additionally, the employment agreement provides for various incentive compensation payments as determined by the Company’s Board of Directors.

      The Company has entered into an employment agreement with another officer of the Company providing for minimum aggregate annual compensation of approximately $180. The contract provides for consecutive one year terms of employment which may be terminated by either party upon a ninety-day prior written notice.

      During 2001 and 2002, the Company shipped certain components of the SharpShooter that were later identified to have the potential to become non-sterile. The Company instituted a recall of such product components during 2002. The original recall plan was to involve reworking product that had been sold,

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

with the Company bearing the cost of the rework, but the customer retaining title of the product. The reworked packaging design to correct the issue that led to the recall requires FDA approval before the reworked products can be returned to the customer. Due to the length of time required to receive this approval and therefore return the reworked product to the customer, the Company agreed to take title to the returned product and issued a credit to the customer in the fourth quarter of 2002 of approximately $144 for these returns. This credit was recorded as a reduction in revenue in the fourth quarter of 2002. As of December 31, 2004, the customer has used all of the total credit. As a result of the recall, the Company received and included in inventory a total of 6,084 units of the component. A warranty reserve associated with the recall of these products in 2001 and 2002 was estimated based on the costs to be incurred to recall and rework the product. The estimated warranty reserve established by the Company approximated $127, including approximately $55 recorded in 2001 for 2001 shipments and $72 recorded in 2002 for 2002 shipments. Costs incurred and paid to rework the returned inventory have been included in inventory to the extent of the original carrying amount. The Company received the termination letter from the FDA closing the recall on July 3, 2003. No additional costs are anticipated by the Company. As of December 31, 2004, the Company has sold all of the reworked product.

      During 2002, the Company detected residue from its packaging vendor on certain of its CMI packaging materials. The Company identified and discarded all CMI products with the potential for the presence of this material at a cost of approximately $48.

(11)	EMPLOYEE BENEFIT PLANS

      The Company sponsors a profit sharing plan (“Plan”) intended to qualify under Section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the Plan after three months of service. Employees may contribute a portion of their salary to the Plan, subject to annual limitations imposed by the Internal Revenue Code. The Company may make matching or discretionary contributions to the Plan at the discretion of the Board of Directors, but has made no such contribution to date. Employer contributions generally vest over seven years.

      Prior to the reverse merger and recapitalization, the Company sponsored a defined benefit pension plan (“Pension Plan”) covering all former employees of National Health Advisors, a subsidiary of the Company acquired in 1997. The Pension Plan was amended to freeze benefit accruals and the entry of new participants effective October 31, 1997. The sale of the Company’s APACHE business in 2001 resulted in the termination of all remaining participants in the Pension Plan.

      The benefits under the Pension Plan are based on final average compensation. This defined benefit is offset by a linked profit sharing retirement plan that was also sponsored by National Health Advisors. The Pension Plan covers the portion of the participant’s defined benefit that is not covered by the balance in the participant’s linked profit sharing retirement account on the date of their retirement. While the total amount of each participant’s defined benefit was frozen, the Pension Plan’s share of the defined benefit will fluctuate as the funds invested in each participant’s linked profit sharing retirement account fluctuates. In December 2004, the Company’s board of directors approved termination of the Pension Plan, effective March 31, 2005. During 2005, the Company expects to contribute to the Pension Plan an amount sufficient to fully fund the benefit obligation at the termination date. The Company expects that this contribution will be approximately $163 which is the accrued pension liability recognized in the Company’s consolidated balance sheet at December 31, 2004. Previously, the Company’s funding policy was to contribute annually an amount that could be deducted for federal income tax purposes and met minimum-funding standards, using an actuarial cost method and assumptions, which are different from those used for financial reporting.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the Pension Plan’s funded status at October 31, 2004 and 2003, the measurement date, and significant assumptions follow.

	October 31,
	(measurement
	date)

	2004	2003

	(In thousands)
CHANGE IN BENEFIT OBLIGATION
Beginning of the year	$414	$381
Interest cost	26	24
Actuarial loss (gain)	(2)	9

End of the year	$438	$414

CHANGE IN FAIR VALUE OF ASSETS
Beginning of the year	$261	$237
Actual return on plan assets	23	24
Employer contributions	—	—

End of the year	$284	$261

RECONCILIATION OF FUNDED STATUS
(Under)/over funded status	$(154)	$(153)
Accrued pension cost	$(154)	$(153)
SIGNIFICANT ASSUMPTIONS:
Discount rate	6.26%	6.26%
Expected return on plan assets	6.26%	6.26%
Rate of compensation increase	5.00%	5.00%

      The expected rate of return on plan assets is based on historical rates of return of actual investments. No Pension Plan participants are expected to reach normal retirement age in the next five years.

      Because the Pension Plan is frozen, the Company will not have any future service costs associated with this plan. Future pension expense could result from amortization of actuarial gains and increases in the benefit obligation due to further decreases in the linked profit sharing retirement accounts. At October 31, 2004 and 2003, the balance in the linked profit sharing retirement accounts was approximately $174 and $160, respectively. Decreases in this balance will increase the benefit obligation of the Pension Plan while increases in this balance will decrease the benefit obligation of the Pension Plan.

      The Company’s pension expense is as follows:

	Years Ended December 31,

	2004	2003	2002

	(In thousands)
Interest cost	$26	$24	$21
Expected return on plan assets	(16)	(15)	(14)
Recognized net actuarial loss (gain)	—	—	2

	$10	$9	$9

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      As of the 2002 measurement date, the market value of the Pension Plan assets was below the accumulated benefit obligation, and the Company was required to record a minimum liability of approximately $58 in 2002. This amount was reflected as an increase in pension liability and a decrease in other comprehensive income in 2002. Due to the Company’s net operating loss position, no tax benefit was provided for this additional liability. There was no change in the additional minimum liability during 2003 or 2004.

     Pension Plan Assets

      At October 31, 2004 and 2003, Pension Plan assets totaled approximately $284 and $261, respectively.

Allocation of Pension Plan Assets at October 31,

	Defined Benefit
	Pension Plan

	2004	2003

Cash and Cash Equivalents	—%	36%
Equity	94%	53%
Non-U.S. Equity	6%	11%

Total	100%	100%

     Investment Strategy and Risk Management for Pension Plan Assets

      The stated investment objective of the Pension Plan is to optimize growth of invested assets over a five year time horizon. The overall risk tolerance of the plan is moderately aggressive, while maintaining a widely diversified group of investments by asset class, achieved largely by investing in pooled investment funds. Returns in each investment portfolio should equal or exceed the return of a market index or blended index in proportions similar to the long term asset allocation selected for the portfolio.

Strategic Target Allocation of Pension Plan Assets

Asset Category	Target Allocation

Equity	71%
Non-U.S. Equity	5%
U.S. Fixed Income	24%

Total	100%

(12)	RELATED PARTY TRANSACTIONS

      The Company has a cost reimbursement agreement with a shareholder of the Company. For the years ended December 31, 2004, 2003 and 2002, the Company was entitled to, and recorded as a reduction of business development expenses, reimbursement of approximately $17, $90 and $66, respectively. The cost reimbursement agreement will terminate effective August 11, 2005.

      For the years ended December 31, 2004, 2003 and 2002, 46%, 77% and 45%, respectively, of the Company’s revenue was from sales to Customer B, a related party.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      At December 31, 2004 and December 31, 2003 accounts payable due to related parties represent amounts due to a shareholder and an affiliate of a shareholder for reimbursable expenses, royalty payments and fees for services provided to the Company. Payments to the aforementioned related parties approximated $21 and $59 during 2004 and 2003, respectively.

      During the second quarter of 2004 the Company made a donation of approximately $8 to the Steadman Hawkins Foundation for orthopedic research. Dr. Steadman, a director and shareholder of the Company is a director of the Foundation.

(13)	STOCKHOLDERS’ EQUITY

      The Company’s capital structure was significantly impacted by the reverse merger and recapitalization of June 21, 2002 (see Note 16). The information contained in this note reflects the disclosures related to all shares, options and warrants outstanding at December 31, 2004 and 2003, and where applicable, historical information related to these securities and plans.

     Financing and Capital Transactions

      Following the Company’s annual stockholders meeting on November 26, 2002, the Company filed an amendment to its certificate of incorporation, increasing the number of authorized shares of Common and Preferred Stock of the Company. The increase in Common Stock was sufficient to permit the conversion of Series B convertible preferred stock (“Series B stock”) into Common Stock. In accordance with the terms and conditions of the Series B stock, all such stock was automatically converted into Common Stock, on a one for one basis, as of the filing of the Company’s amended certificate of incorporation on December 13, 2002.

      The holders of Series A convertible preferred stock (the “Series A Stock”) are entitled to non-cumulative dividends if and when such dividends are declared by the Board of Directors. No dividends have been declared to date. In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A Stock are entitled to receive an amount per share equal to the liquidation preference, equal to the purchase price of Series A Stock, plus any declared but unpaid dividends and subject to adjustment for stock splits and similar adjustments.

      The holders of Series A Stock each have one vote for each full share of common stock into which their shares of preferred stock are convertible on the record date for the vote.

      At the option of the holder, the Series A Stock is convertible into common stock on a one-for-one basis, subject to adjustment for stock splits and similar adjustments of the Series A Stock, and will automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $5,000 in gross proceeds at a valuation of at least $25,000.

      Beginning on the 7th anniversary of the issuance and delivery of the Series A Stock, or June 21, 2009, the Series A Stock shall be subject to redemption at the option of not less than a majority of the holders of the Series A Stock at a per share redemption price equal to the liquidation value of the Series A Stock at the time of redemption. The liquidation value will equal the purchase price of the Series A Stock plus any declared, but unpaid dividends and taking into account any stock splits or similar adjustments to the Series A Stock. The Company shall redeem not less than all of the Series A Stock at the Redemption Price, pro-rata among all of the holders of the Series A Stock, in one-third (1/3) increments on each of the 7th, 8th and 9th anniversaries of the issuance and delivery of the Series A Stock.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      On September 23 and September 30, 2003, the Company completed the private placement of approximately 17,112,702 and 5,133,451 respectively, shares of Series C redeemable convertible preferred stock (“Series C Stock”), resulting in proceeds, net of issuance costs including cash and non-cash consideration, of approximately $9,394. At the option of the holder, the Series C Stock is convertible into common stock on a one-for-one basis, subject to adjustment for stock splits and similar adjustments of the Series C Stock, and will automatically convert into common stock concurrent with the closing of a qualified public offering of common stock under the Securities Act of 1933 in which the Company receives at least $10,000 in gross proceeds at a valuation of at least $50,000. The holders of Series C Stock each have one vote for each full share of common stock into which their shares of preferred stock are convertible on the record date for the vote.

      The Series C Stock was issued with a beneficial conversion option. The value attributable to the beneficial conversion option of approximately $4,292 was recognized and measured by allocating a portion of the proceeds equal to the intrinsic value to additional paid-in capital. The intrinsic value was calculated as the difference between the conversion price and the fair value of the underlying common stock at the issuance date and multiplied by the number of shares into which the Series C Stock is convertible. The Series C Stock was convertible at the issuance date and as such the total value of the beneficial conversion option was accreted immediately through a charge to retained earnings. Accretion for the beneficial conversion and issuance costs on the Series C Stock were treated as a deemed dividend to Series C stockholders for purposes of calculating net loss attributable to common stockholders and earnings per share.

      In connection with the Series C Stock financing, the Company issued to the purchasers of the Series C Stock, warrants to purchase an aggregate of up to 2,079,965 shares of its Common Stock. The warrants have a term of five years subject to a subsequent equity financing and an exercise price of $0.4481. The number of warrants, if any, that become exercisable is dependent upon the price per share of any subsequent equity financing occurring within eighteen months of the warrant issue date. In order for the warrants to become exercisable, there must be a subsequent equity financing at a price equal to or greater than $0.25 and less than $0.4481 per share. All of the warrants become exercisable if the subsequent equity financing price per share is greater than $0.25 and less than $0.40 and 50% of the warrants become exercisable if the subsequent equity financing price per share is equal to or greater than $0.40 but less than $0.4481. The warrants expire if a triggering event does not occur. A value of approximately $969 has been assigned to these warrants as of the closing dates of the Series C Stock, using the Black-Scholes valuation model, and assuming they become fully exercisable within the prescribed 18 month time frame. The values of these warrants are being carried in additional paid-in capital and as a reduction to the Series C Stock.

      The Series C Stock and Series A Stock are subject to Registration Rights Agreements entered into as of September 23, 2003 and September 30, 2003 whereby the holders of such shares have, in certain circumstances, the right to require the Company to register the common shares into which the Series C Stock and the Series A Stock is convertible.

      The holders of Series C Stock are entitled to non-cumulative dividends if and when such dividends are declared by the Board of Directors. No dividends have been declared to date. In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C Stock are entitled to receive as a liquidation preference an amount per share equal to the purchase price of Series C Stock, plus any declared but unpaid dividends and subject to adjustment for stock splits and similar adjustments.

      Beginning on the 7th anniversary of the issuance and delivery of the Series C Stock, or September 2010, the Series C Stock shall be subject to redemption at the option of not less than a majority of the

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

holders of the Series C Stock at a per share redemption price equal to the liquidation value of the Series C Stock at the time of redemption. The liquidation value will equal the purchase price of the Series C Stock plus any declared, but unpaid dividends and taking into account any stock splits or similar adjustments to the Series C Stock. If a request for redemption at the option of the Series C Stockholders is made, the Company shall redeem not less than all of the Series C Stock at the Redemption Price, pro-rata among all of the holders of the Series C Stock, in one-third (1/3) increments on each of the 7th, 8th and 9th anniversaries of the issuance and delivery of the Series C Stock.

      In connection with the private placement of its Series C Stock, the Company agreed to provide compensation in the form of cash and warrants for the Company’s Common Stock to placement agents who assisted the Company in identifying purchasers of its Series C Stock (the “Placement Fee”). The Placement Fee included approximately $421 in cash and warrants to purchase 200,000 shares of Common Stock, exercisable through September 23, 2009 at $0.4481 per share, which was the issuance price of the Series C Stock. The warrants issued to the placement agents were valued at $97 using the Black-Scholes valuation model. The total issuance costs, which include the Placement Fee, of approximately $612 have been recorded as a reduction to the Series C Stock.

      The Series C Stock has been recorded outside of permanent equity in the accompanying balance sheet, net of the issuance costs of approximately $612 and warrants issued to Series C Stockholders valued at $969. The Series C Stock is being accreted to the redemption value through a charge to retained earnings over a period of 7 years using the effective interest method.

      On April 19, 2004, the Company completed a private placement for 12,074,595 shares of restricted common stock at a price per share of $0.85, resulting in proceeds net of issuance costs of approximately $9,866 (the “April Financing”). The common stock sold in the private placement was initially subject to lock-up provisions for a period of 150 days after the completion of the private placement.

      The Company received notice from certain holders of the Series C Stock and Series A Stock, representing 35,549,814 shares, requesting that the Company register such shares pursuant to the terms of the Registration Rights Agreements. On July 14, 2004, the Company filed a registration statement (the “Registration Statement”) with the SEC on Form S-1 for registration of 47,624,409 shares of common stock to be sold at the election of the selling stockholders. The Registration Statement was declared effective with the SEC on July 23, 2004. The shares registered include common shares registered pursuant to the Registration Rights Agreements (issuable upon the conversion of certain shares of Series A Stock and Series C Stock) and all of the shares issued in the April Financing.

      During 2004 holders of 642,723 and 9,302,620 shares of Series A Stock and Series C Stock, respectively, exercised their right to convert their shares to an equal number of shares of common stock. As a result of this conversion, $589 of unamortized issuance cost associated with the Series C Stock was immediately recognized as a deemed dividend to preferred stockholders for purposes of determining net loss attributable to common stockholders. The Common Stock issued upon conversion is included in the shares registered in July 2004.

     Stock Options

      The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, if the exercise price of the Company’s employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is generally recognized.

      The Company has an Employee Stock Option Plan (the Plan) that provides up to 9,450,000 options to be issued to employees and non-employees of the Company. All options are subject to forfeiture until

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

vested and unexercised options expire on the tenth anniversary of the date of grant. Vesting is generally over four years. At December 31, 2004, options for 6,463,121 shares were outstanding and options for 2,973,492 shares were available for grant under the Plan. The Company has reserved 9,450,000 shares of common stock for issuance under the Plan. During 2004 the Company granted options to purchase 341,117 shares at exercise prices ranging between $0.90 and $1.14, of which 50,000 options were below the market price of the Company’s stock on the grant date. During 2003 the Company granted options to purchase 2,018,025 shares at an exercise price $0.45, of which 1,818,025 of the options were below the market price of the Company’s stock on the grant date. During 2002 the Company granted options to purchase 3,217,000 shares at an exercise price of $0.19 and 770,000 shares at an exercise price of $0.22.

      In April 1996, the Company adopted its Non-Employee Director Option Plan (the Director Option Plan), which was amended and restated effective April 1, 2004. The Director Option Plan is administered by a Committee composed of the Chairman of the Company’s Board of Directors and such other employee members of the Board who may be selected by the Chairman. The timing of grants and exercise price of options granted under the Director Option Plan are at the discretion of the Committee. Vesting requirements expiration periods are specified at the time options are granted. Stock options granted under the Director Option Plan may not be transferred other than by will or by the laws of descent and distribution. The Board of Directors may terminate the Director Option Plan at any time. Upon the occurrence of a Change of Control, as defined in the Director Option Plan, all outstanding unvested options under the Director Option Plan immediately vest. Aggregate grants under the Director Option Plan are limited to 2,500,000 shares subject to adjustment for stock splits and similar events. As of December 31, 2004, options for 1,822,480 shares were outstanding and 672,520 were available for grant. The Company has reserved 2,500,000 shares of common stock for issuance under the Director Option Plan. During 2004 the Company granted options to purchase 109,980 shares at an exercise price of $0.16 and options to purchase 450,000 shares at an exercise price of $1.09. All options issued during 2004 were below the market price of the Company’s stock on the day of the grant. During 2003, the Company granted options to purchase 1,250,000 shares at an exercise price of $0.45, of which 1,000,000 of the shares were below the market price of the stock on the day of the grant. The options vest over four years. During 2002 the Company granted options to purchase 5,000 common shares at exercise prices of $0.0825, which was considered to be equal to the fair market value at the date of grant.

      In May 1999, the Company adopted its Non-Employee Director Supplemental Stock Option Plan (the Director Supplemental Option Plan) that provides up to 500,000 options to be issued to the Directors of the Company as amended. The exercise price of such options shall not be less than the fair market value of the Company’s common stock on the date of grant. The Board of Directors may terminate the Director Supplemental Option Plan at any time. Upon occurrence of a Change in Control as defined in the Director Supplemental Option Plan, all outstanding unvested options under the Director Supplemental Option Plan vest immediately. As of December 31, 2004, options for 100,400 shares were outstanding and 324,600 shares were available for grant under the Director Supplemental Option Plan. The Company has reserved 500,000 shares of common stock for issuance under the Director Supplemental Option Plan.

      At June 21, 2002 the Subsidiary had reserved the equivalent of 2,394,526 shares of the Company’s common stock for issuance under its 1991 Stock Option Plan (the Plan). The Plan was closed in conjunction with the merger between the Company and Subsidiary on June 21, 2002. As of December 31, 2004, 692,877 options for shares remain outstanding, which originated from the Plan and are fully exercisable.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      At June 21, 2002, the Subsidiary had reserved the equivalent of 1,649,700 shares of the Company’s common stock for issuance under its 1993 Directors’ Stock Option Plan (the Directors’ Plan). The Directors’ Plan was closed in conjunction with the merger between the Company and Subsidiary on June 21, 2002. As of December 31, 2004, 680,501 options for common stock of the Company remain outstanding, which originated from the Directors’ Plan and are fully exercisable.

      At June 21, 2002, the Subsidiary had reserved the equivalent of 4,674,150 shares of the Company’s common stock for issuance under its 1999 Stock Option Plan (the 1999 Plan). The 1999 Plan was closed in conjunction with the merger between the Company and Subsidiary on June 21, 2002. As of December 31, 2004, 3,538,999 options for common stock of the Company remain outstanding, which originated from the 1999 Plan and are fully exercisable.

      At June 21, 2002 the Subsidiary had reserved the equivalent of 2,852,161 shares of the Company’s common stock for issuance under two separate stock option plans for specified key employees. The Plans were closed in conjunction with the merger between the Company and Subsidiary on June 21, 2002. As of December 31, 2004, 2,357,251 options for common stock remain outstanding, which originated under these plans and are fully exercisable.

      In accordance with the merger between the Company and the Subsidiary, the Company assumed all outstanding options of the Subsidiary, such that immediately after the merger, options for the stock of the Subsidiary became options for the stock of the Company. As of December 31, 2002, options assumed from the Subsidiary included options for 8,193,463 shares of the Company’s common stock, at an average exercise price of $0.38 and exercise prices ranging from $0.13 to $0.53. All options assumed from the Subsidiary were fully vested upon the effective date of the merger, June 21, 2002. Total deferred stock compensation of $2,848 associated with these options was recorded as compensation expense on the date of the merger.

      In addition to the grants made pursuant to the forgoing plans, the Company has granted options to purchase 401,288 shares to certain non-employees. These options are included in the table below. At December 31, 2004 options for 329,259 shares are outstanding and fully exercisable at prices ranging from $2.00 to $13.00. If not exercised the options begin to expire in August 2004.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      A summary of activity under the Company’s stock option plans is as follows:

	Options Outstanding

			Weighted-
	Number of		Average Price
	Shares	Price Per Share	Per Share

Conversion of RBio December 31, 2001 to ReGen Options	6,230,210	$0.16 – $ 0.53	$0.49
ReGen balance at December 31, 2001	1,146,268	$0.08 – $13.00	$4.26
ReGen options granted	3,992,000	$0.08 – $ 0.22	$0.20
ReGen options canceled	(388,968)	$0.08 – $13.00	$2.24
RBio options granted	2,788,103	$0.13 – $ 0.53	$0.16
RBio options exercised	(824,850)	$ 0.13	$0.13
RBio options expired	(151,223)	$0.13 – $ 0.53	$0.35

Balance at December 31, 2002	12,791,540	$0.08 – $13.00	$0.63

Options canceled	(494,910)	$0.16 – $ 0.53	$0.37
Options granted	3,268,025	$ 0.45	$0.45

Balance at December 31, 2003	15,564,655	$0.08 – $13.00	$0.60
Options granted	901,097	$0.16 – $ 1.14	$0.91
Options canceled	(37,566)	$0.19 – $ 0.92	$0.45
Options exercised	(261,109)	$0.08 – $ 0.53	$0.30
Options expired	(182,189)	$0.16 – $ 4.29	$1.71

Balance at December 31, 2004	15,984,888	$0.08 – $13.00	$0.61

      During 2004, the Company granted 901,097 stock options with a per share weighted average fair value of $1.06 estimated using the Black-Scholes option valuation model under the assumptions outlined earlier in Note 3. During 2003, the Company granted 3,268,025 stock options with a per share weighted average fair value of $0.56 estimated in a similar manner. During 2002, the Company granted 6,780,103 stock options with a per share weighted average fair value of $0.36 estimated in a similar manner. Of the options granted in 2002, 1,562,055 shares are subject to accelerated vesting if certain performance criteria are met.

      The following table summarizes information about options at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Exercise	Average
		Contractual	Exercise		Contractual	Exercise
Price Per Share	Shares	Life in Years	Price	Shares	Life in Years	Price

$0.00 – $ 0.50	9,549,143	7.99	$0.27	5,874,057	7.53	$0.22
$0.51 – $ 1.00	5,575,974	4.84	$0.55	5,279,011	4.37	$0.53
$1.01 – $ 2.00	497,400	8.92	$1.12	105,350	7.22	$1.23
$2.01 – $13.00	362,371	1.69	$9.74	362,371	1.69	$9.74

	15,984,888			11,620,789

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Warrants

      The Company has 349,653 outstanding warrants issued to stockholders in 1995 with an exercise price of $1.43 per share that expire in 2005; and 73,356 outstanding warrants issued to stockholders in 1995 with an exercise price of $8.18 per share that expire in 2005. These warrants are fully exercisable.

      In August 1997 and September 1997, the Subsidiary issued in connection with financings, warrants to purchase the equivalent of 249,388 shares of the Company’s common stock at $0.53 per share. In August 2002, these warrants were extended for an additional 5 years to expire in August 2007 and are fully exercisable. During 2004, 19,405 warrants were exercised.

      In conjunction with the 2000 Credit Agreement, the Subsidiary issued warrants to purchase the equivalent of 412,425 shares of the Company’s common stock at $1.64 per share. The warrants expire on August 7, 2005. These warrants can be exercised by the holder to the extent that the Holder’s ownership of the Company on a fully diluted basis does not exceed 19.9%. At December 31, 2004, the holder of the warrants owned approximately 7.6% of the Company on a fully diluted basis and the warrants were fully exercisable.

      In March 2001, the Company issued 1,000,000 warrants for common stock to the stockholders of MetaContent, Inc. at an exercise price of $0.50 per share. During 2003, 230,000 warrants were exercised. The remaining warrants expire March 19, 2006 and are fully exercisable.

      In connection with the 2001 and 2002 Bridge Loans, and subsequent Series G Convertible Preferred financing, entered into between the Subsidiary and certain of its shareholders, the Subsidiary issued the equivalent of 2,151,765 warrants for the Company’s common shares at an exercise price of $0.45 per share. During 2004 130,648 warrants were exercised, the remaining warrants expire June 21, 2007 and are fully exercisable.

      In September 2003, in connection with the private placement of its Series C Stock, the Company issued warrants to purchase 2,279,965 shares of common stock. See discussion under Convertible Preferred Stock Section.

      In October 2003, as consideration for advisory services, the Company issued warrants to purchase 500,000 shares of common stock to a stockholder of the Company at an exercise price of $0.45 per share. The warrants expire on October 1, 2008 and are fully exercisable. These warrants were issued for services provided before the grant date and as such, the 2003 results of operations include approximately $258 in compensation expense related to these warrants. The value of the warrants was computed using the Black-Scholes method, under the assumptions outlined earlier in Note 3.

(14)	INCOME TAXES

      The Company had differences in reporting expenses for financial statement purposes and income tax purposes. The provision for income taxes consists of:

	Years Ended December 31,

	2004	2003	2002

	(In thousands)
Current	$—	$—	$—
Deferred	(2,720)	(2,895)	(3,330)
Valuation allowance	2,720	2,895	3,330

	$—	$—	$—

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

      The provision for income taxes can be reconciled to the income tax that would result from applying the statutory rate to the net loss before income taxes as follows:

	Years Ended December 31,

	2004	2003	2002

	(In thousands)
Tax at statutory rate	$(2,373)	$(2,006)	$(3,247)
State taxes	(365)	(637)	(403)
Permanent items	8	7	320
Other	10	(259)	—
Increase in valuation allowance	2,720	2,895	3,330

	$—	$—	$—

      The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31,

	2004	2003

	(In thousands)
Deferred tax assets:
Net operating loss carryforward	$18,512	$15,794
Accrued expenses	135	135
Deferred compensation	1,987	1,970
Property, plant and equipment	370	385
Intangible assets	23	23
R&D credit carryforward	410	410

	21,437	18,717
Valuation allowances	(21,437)	(18,717)

	$—	$—

      The net operating loss carryforward as of December 31, 2004 and 2003 approximated $45.8 million and $39.1 million, respectively. The research and development tax credit as of December 31, 2004 and 2003 approximated $410. The federal and state net operating loss carryforwards will begin to expire in 2005, if not utilized. The federal and state research and development credit carryforwards will begin to expire in 2006, if not utilized. The utilization of net operating loss carryforwards may be limited due to changes in the ownership of the Company and the Subsidiary, and the effect of the reverse merger and recapitalization completed on June 21, 2002.

      A valuation allowance is required when it is more likely than not that a deferred tax asset will not be realized. As a result of evaluating all positive and negative evidence, a full valuation allowance has been established for the net deferred tax assets.

(15)	BASIC AND DILUTED LOSS PER SHARE

      Basic net loss attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Shares that would be issued upon conversion of preferred stock or debt instruments are not included in the calculation of weighted average number of common shares outstanding during the period due to the

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Company’s net operating loss position. Dividends on preferred stock are not added to the net loss attributable to common stockholders until such dividends are declared. Due to the Company’s net operating loss position, all options, warrants and contingently issuable shares are anti-dilutive. Therefore, dilutive and basic net loss attributable to common shareholders are the same.

(16)	PRE-MERGER CAPITAL TRANSACTIONS AND MERGER WITH RBio INC

     Pre-Merger Capital Transactions

      On June 21, 2002, the Subsidiary amended and restated its Certificate of Incorporation to provide for the following:

      The creation of Series G Convertible Preferred Stock (Series G Stock) with 19,200,000 shares authorized.

      The rights of the Subsidiary’s existing Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Convertible Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock, Series F Convertible Preferred Stock and Series G Convertible Preferred Stock (collectively referred to as the “Preferred Stock”) were amended and established as follows:

      DIVIDEND RIGHTS: If the Subsidiary shall at any time declare and pay any dividend in the form of cash, stock or property on the outstanding Common Stock, it shall at the same time and on the same terms declare and pay a dividend in the same form on the outstanding Preferred Stock at a rate assuming all Preferred Stock were converted into Common Stock immediately prior to the dividend declaration.

      LIQUIDATION RIGHTS: In the event of any liquidation, dissolution or winding up of the Subsidiary, holders of the Preferred Stock shall be entitled to receive, before any amount shall be paid to holders of Common Stock, an amount per share equal to $1.00 for Series A, $3.00 for Series B, $4.50 for Series C, $7.25 for Series D, $7.25 for Series E, $8.73 for Series F and $1.23 for Series G plus all accrued and unpaid dividends, if any.

      VOTING RIGHTS: The holders of Preferred Stock are entitled to vote upon any matter submitted to the stockholders for a vote. Such holders shall each have one vote for each full share of Common Stock into which their respective shares of Preferred Stock are convertible on the record date for the vote. Holders of Preferred Stock shall vote as a single class.

      CONVERSION RIGHTS: Shares of Preferred Stock can be converted into shares of Common Stock at the option of the holder and automatically upon the occurrences of the closing of an offering pursuant to an effective registration statement pursuant to which Common Stock is sold to the public by the Subsidiary in a public offering registered under the Securities Act of 1933 at a per share public offering price of not less than $10 and a aggregate public offering price of at least $7,500. In addition, in the event of a merger or sale of the Subsidiary, the holders of Preferred Stock may elect to have their shares treated as converted. Each share of Preferred Stock is converted into the number of Common Shares that results from dividing the Conversion Price as defined, by the liquidation value per share (see above). Initially, the Conversion Price is equal to the liquidation value per share and can never exceed the liquidation value per share. Adjustments to the Conversion Price are required in the event of the issuance of additional shares of stock of the Subsidiary, stock splits, dividends and recapitalizations.

      On June 21, 2002, the Subsidiary issued 5,564,047 shares of Series G Convertible Preferred Stock (Series G Stock) to existing shareholders of the Subsidiary for $1.2321 per share. Cash of $4,000 was received for 3,246,490 of the shares issued. The remaining 2,317,557 shares were issued upon conversion of notes payable and accrued interest from 2001 and 2002 financings with a value of $2,855.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

     Merger With RBio Inc.

      On June 21, 2002, the Company approved a merger of the Subsidiary into Aros Acquisition Corporation, a wholly owned subsidiary of the Company. Prior to the merger, in 2001, the Company discontinued its operations and was evaluating alternatives to best utilize its assets.

      The outstanding shares of Common Stock, Preferred Stock and options and warrants to acquire Common Stock and Preferred Stock of the Subsidiary were converted into equity instruments of the Company as follows:

      COMMON STOCK: Each share of the Subsidiary’s Common Stock has been converted into 2.7495 shares of unregistered common stock of the Company.

      SERIES A, SERIES B, SERIES C, SERIES D, SERIES E AND SERIES F PREFERRED STOCK: Each share of the Subsidiary’s Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock was converted into 0.0663 shares of unregistered, fully paid, non-assessable Common Stock of the Company (Common Stock) plus 2.6832 shares of unregistered, fully paid, non-assessable Series B Convertible Preferred Stock of the Company (Series B Stock). Following the Company’s annual stockholders meeting on November 26, 2002, the Company filed an amendment to its certificate of incorporation, increasing the number of authorized shares of Common Stock of the Company sufficient to permit the conversion of Series B Stock into Common Stock. In accordance with the terms and conditions of the Series B Stock, all such stock was automatically converted into Common Stock, on a one for one basis, as of the filing of the Company’s amended certificate of incorporation on December 13, 2002. Therefore, in effect, each share of the Subsidiary’s Series A, Series B, Series C. Series D, Series E and Series F Convertible Preferred Stock was converted into 2.7495 shares of Common Stock.

      SERIES G PREFERRED STOCK: Each share of the Subsidiary’s Series G Preferred Stock has been converted to 2.7495 shares of unregistered, fully paid, non-assessable shares of the Company’s Series A Convertible Preferred Stock (Series A Stock).

      STOCK OPTIONS AND WARRANTS: Immediately prior to the merger, the Subsidiary accelerated the vesting of all options such that at the time of the merger, all stock options and warrants were fully vested. Each option and each warrant to purchase the Subsidiary’s Common Stock has been assumed by ReGen and converted into options and warrants, respectively, to acquire the Company’s Common Stock. Each option and warrant shall be exercisable for that number of shares of Common Stock equal to the product of the number of shares of the Subsidiary’s Common Stock that were purchasable under such Subsidiary option multiplied by 2.7495, and rounded to the nearest whole number of shares of

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Common Stock. As such, 2,265,943 RBio options at January 1, 2002 were effectively converted to 6,230,210 ReGen options using this multiplier.

	Options Outstanding

			Weighted-
	Number of		Average Price
	Shares	Price Per Share	Per Share

Balance at December 31, 1999	2,155,979	$0.10 – $1.45	$1.15
Options granted	511,500	$1.45	$1.45
Options canceled	(298,000)	$1.45	$1.45
Options exercised	(25,000)	$0.10	$0.10

Balance at December 31, 2000	2,344,479	$0.10 – $1.45	$1.13
Options granted	220,589	$1.45	$1.45
Options canceled	(299,000)	$1.45	$1.45
Options exercised	(125)	$1.45	$1.45

Balance at December 31, 2001	2,265,943	$0.45 – $1.45	$1.34

      Each warrant to purchase the Subsidiary’s Series C Convertible Preferred Stock was assumed by the Company and converted into warrants to purchase 0.0663 shares of Common Stock and 2.6832 shares of Series B Stock. The per share exercise price for shares of Common Stock or Series B Stock issuable upon exercise of such assumed Company options and warrants shall be equal to the quotient determined by dividing the exercise price per share of Subsidiary Common Stock or Series C Convertible Preferred Stock, as applicable, at which such Subsidiary options and warrants were exercisable by 2.7495. In accordance with the conversion of the Series B Stock to Common Stock on December 13, 2002, the Company’s warrants for Series B Stock were also converted to warrants for Common Stock.

      All shares issued to holders of stock options and warrants assumed by the Company from the Subsidiary are unregistered.

      The Company and the receiving shareholders entered into a Registration Rights Agreement under which ReGen, at its option, can register the unregistered shares in whole or part. Holders of unregistered shares can request, subject to certain limitations, and ReGen is required to make a best commercial efforts to, register blocks of unregistered shares beginning 90 days after the Company’s Form 10-K for the year ended December 31, 2002 is filed. The Company is required to bear the cost of all such registrations except that in an underwritten offering, the holder of the shares will bear any underwriting discounts and commissions, if any, and transfer taxes relating to the registration.

      Upon completion of the merger, holders of the Subsidiary’s Common Stock and Preferred Stock controlled approximately 80% of the voting rights of the combined company. As such, the Subsidiary was the deemed acquirer for purposes of accounting for this merger.

      The Series A Stock has rights and terms that provide for certain preferences in the event of liquidation to the Common Stock. Additionally, the Company Series A Stock has mandatory conversion features upon certain circumstances including but not limited to a qualified offering that results in cash proceeds to ReGen of at least $5,000 and assumes a minimum valuation of the Subsidiary of at least $25,000, and the Series A Stock is redeemable at the option of the holder subject to certain conditions at any date from and after the date of the seventh anniversary of the issuance and delivery of the Series A Stock at the liquidation value.

REGEN BIOLOGICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

(17)	SUBSEQUENT EVENTS

      Subsequent to December 31, 2004, 1,673,732 shares of Series C Preferred Stock were converted by their holders into an equal number of shares of common stock.

      On March 23, 2005, the Company formed ReGen Biologics AG, as a wholly-owned subsidiary in Appenzell, Switzerland to conduct the Company’s marketing and distribution activities in Europe. The financial statements of this subsidiary will be consolidated with the Company from the date of formation. Funding for this subsidiary’s activities will be provided by the Company on an as needed basis.